Exhibit 99.2

ACQUISITION AGREEMENT

NEW GOLD INC.

- and -

RAINY RIVER RESOURCES LTD.

May 31, 2013

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION
1.1	Definitions	2
1.2	Construction	11
1.3	Currency	12
1.4	Knowledge	12
1.5	Disclosure Letter	12
1.6	Schedules	12

ARTICLE 2
OFFER
2.1	Offer	13
2.2	Board Approval and Company Support for the Offer	17
2.3	Consent Under Confidentiality Agreement	18
2.4	Options and Warrants and Other Rights	18
2.5	Change of Board	19
2.6	Compulsory Acquisition/Subsequent Acquisition Transaction	20

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR
3.1	Representations and Warranties	20
3.2	Survival of Representations and Warranties	20

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
4.1	Representations and Warranties	21
4.2	Investigation	21
4.3	Survival of Representations and Warranties	21

ARTICLE 5
CONDUCT OF BUSINESS
5.1	Conduct of Business by the Company	21
5.2	Covenants of the Offeror	26

ARTICLE 6
COVENANTS RELATING TO ACQUISITION PROPOSALS
6.1	Non-Solicitation	27
6.2	Notification of Acquisition Proposals	28
6.3	Responding to Acquisition Proposals and Superior Proposals	28

ARTICLE 7
OTHER COVENANTS
7.1	Further Assurances	31
7.2	Notification of Certain Matters	31
7.3	Access	31

2

7.4	Shareholder Claims	32
7.5	Public Statements	32
7.6	Directors' and Officers' Insurance and Indemnification	32
7.7	Regulatory Filings and Approvals	33
7.8	Cooperation Regarding Regulatory Filings and Approvals	33
7.9	Alternative Transaction and Pre-Acquisition Reorganization	34

ARTICLE 8
TERMINATION
8.1	Termination	36
8.2	Termination Payment	38
8.3	Effect of Termination	39
8.4	Remedies	40

ARTICLE 9
GENERAL PROVISIONS
9.1	Amendment	40
9.2	Waiver	40
9.3	Expenses; Advisors	41
9.4	Notices	41
9.5	Severability	42
9.6	Entire Agreement	42
9.7	Assignment	42
9.8	Governing Law	42
9.9	Contra Proferentum	43
9.10	No Third Party Beneficiaries	43
9.11	Time of Essence	43
9.12	Counterparts	43

Schedule A                                CONDITIONS OF THE OFFER

Schedule B                                PRORATION PRINCIPLES

Schedule C                                REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

Schedule D                                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ACQUISITION AGREEMENT

THIS AGREEMENT made as of the 31st day of May, 2013.

BETWEEN:

NEW GOLD INC.,
a corporation existing under the laws of British Columbia,

(hereinafter referred to as the "Offeror"),

- and -

RAINY RIVER RESOURCES LTD.,
a corporation existing under the laws of British Columbia,

(hereinafter referred to as the "Company")

WHEREAS the Offeror desires to acquire all of the common shares of the Company, including all common shares issuable on exercise of the Options, the Warrants (as such terms are defined herein) and any other outstanding rights to issue common shares, together with any rights (the “SRP Rights”) attached to such common shares pursuant to the Shareholder Rights Plan (as hereinafter defined), and is prepared to make an offer to acquire such common shares and SRP Rights;

AND WHEREAS contemporaneously herewith, the Offeror has entered into a lock-up agreement (the “Lock-Up Agreement”) with each of the Locked-Up Board and Management Shareholders (as defined herein) who hold, in aggregate 1.7% of the outstanding common shares of the Company on a fully-diluted basis, pursuant to which, among other things, each such shareholder has agreed to tender to the Offer (as defined herein) all of the common shares of the Company (including all SRP Rights attached to such common shares), on the terms and conditions set out in such agreement, held by them (including common shares issuable on exercise of Options and the SRP Rights attached thereto), on the terms and subject to the conditions set forth in such agreements;

AND WHEREAS the Board (as defined herein) has determined, after receiving financial and legal advice and following the receipt and review of recommendations from the Special Committee (as defined herein), that it would be advisable and in the best interests of the Company and the holders of the common shares of the Company for the Company to enter into this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                      Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

"Acquisition Proposal" means:

(a)
any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of the Company;

(b)
any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of the Company or the Company Subsidiary representing 20% or more of the consolidated assets, revenues or earnings of the Company;

(c)
any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in the Company representing 20% or more of the issued and outstanding equity or voting interests of the Company;

(d)	any similar transaction or series of transactions involving the Company or the Company Subsidiary; and

(e)	any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing;

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated in this Agreement;

"Affiliate" has the meaning given to it in the Securities Act;

"Agreement" means this acquisition agreement entered into by the Company and the Offeror;

"Alternative Transaction" has the meaning set out in Section 7.9(a);

"Associate" has the meaning given to it in the Securities Act;

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" means the board of directors of the Company;

"Board Approval" has the meaning set out in Section 2.2(a)(ii);

"Budgeted Operating and Capital Expenditures" means the operating and capital expenditures that have been budgeted by the Company in connection with its current work programs, which total approximately $22 million for the balance of 2013, and include planned mineral property acquisitions, which total approximately $5 million, for the period from the date hereof to the end of calendar 2013, based on the Company’s monthly 2013 budget, a copy of which is attached as Schedule "A" to the Disclosure Letter;

"Business Day" means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Vancouver, British Columbia are open for the conduct of business;

"Canadian Income Tax Legislation" has the meaning set out in Section 2.1(i);

"Cash Electing Shareholder" has the meaning set out in Schedule B;

"Cash Option" has the meaning set out in Section 2.1(a);

"Claim" means any act, omission or state of facts and any demand, action, suit, proceeding, claim, assessment, judgment, settlement or compromise relating thereto which gives rise pursuant to Section 7.6 to a right to indemnification upon the indemnified party giving notice of such claim in respect thereof to the indemnifying party;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee;

"Company" means Rainy River Resources Ltd.;

"Company Expense Reimbursement Amount" has the meaning set out in Section 8.2(d);

"Company Governing Documents" has the meaning set out in Section 1 of Schedule D;

"Company Properties" has the meaning set out in Section 12(a) of Schedule D;

"Company Public Documents" has the meaning set out in Section 8(b) of Schedule D;

"Company Share" means a common share of the Company together with the SRP Right attached to each common share pursuant to the Shareholder Rights Plan;

"Company Subsidiary" means 608547 B.C. Ltd.;

"Competition Act" means the Competition Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

"Competition Act Approval" means:

(a)	issuance of an Advance Ruling Certificate where such Advance Ruling Certificate has not been rescinded prior to the Expiry Time; or

(b)
Offeror and Company have given notice required under section 114 of the Competition Act with respect to the transactions contemplated by the Agreement and the applicable waiting periods under section 123 of the Competition Act have expired or have been terminated or waived in accordance with the Competition Act; or

(c)	the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act;

and, in the case of (b) or (c), a No-Action Letter, in a form acceptable to the Offeror, acting reasonably, has been issued and has not been rescinded prior to the Expiry Time (except where such rescission is owing to any conduct by the Offeror).

"Compulsory Acquisition" means a compulsory acquisition pursuant to the compulsory acquisition provisions contained in Section 300 of the BCBCA;

"Confidentiality Agreements" means the confidentiality agreements dated May 3, 2013, May 22, 2012 and December 1, 2009, respectively, between the Company and the Offeror;

"Directors' Circular" has the meaning set out in Section 2.2(b);

"Disclosure Letter" means the disclosure letter delivered by the Company to the Offeror contemporaneously with the execution and delivery of this Agreement;

"Effective Time" means the time of the appointment or election to the Board of persons designated by the Offeror who represent a majority of the directors of the Company;

"Employees" has the meaning set out in Section 15(e) of Schedule D;

"Employee Share Purchase Plan" means the Employee Share Purchase Plan of the Company having an effective date of April 17, 2012;

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Laws" has the meaning set out in Section 18 of Schedule D;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"Expiry Time" has the meaning set out in Section 2.1(h);

"Fairness Opinions" has the meaning set out in Section 2.2(a)(i);

“Fairness Opinion Provider” means CIBC World Markets Inc.;

"Financial Advisor" means BMO Nesbitt Burns Inc.;

"fully-diluted basis" means, with respect to the number of outstanding Company Shares at any time, the number of Company Shares that would be outstanding if all rights to acquire Company Shares were exercised, including, for the purposes of this calculation, all Company Shares issuable upon the exercise of Options, whether vested or unvested, and Warrants, whether or not such securities are exercisable by the holder;

"Guarantees" has the meaning set out in Section 24 of Schedule D;

"IFRS"   means International Financial Reporting Standards and refers to the accounting framework, standards and interpretations issued by the International Accounting Standards Board, as updated and amended from time to time, and comprise International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations (as issued by the IFRS Interpretations Committee) and SIC Interpretations (as issued by the Standing Interpretations Committee);

"Latest Mailing Time" has the meaning set out in Section 2.1(f);

"Law" means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Regulatory Authority having the force of law;

"Locked-Up Board and Management Shareholders" means each of the directors and officers of the Company;

“Locked-Up Significant Shareholders” means certain shareholders of the Company beneficially owning in excess of 5% of the issued and outstanding Company Shares;

"Lock-Up Agreements" has the meaning set out on page 1 of this Agreement;

"Match Period" has the meaning set out in Section 6.3(b)(iv);

"Material Adverse Effect" means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), prospects, liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

(a)
relating to the economy, political conditions or securities markets in general in the jurisdictions in which such person has material operations or to any natural disaster, epidemic, act of terrorism or sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(b)	affecting the gold mining industry in general;

(c)	resulting from a change in the market price for gold;

(d)	related to any changes in currency exchange rates, interest rates or inflation;

(e)	resulting from compliance with this Agreement or from any action or inaction of the Company or the Company Subsidiary to which the Offeror has expressly consented in writing;

(f)	relating to a change in the market trading price of shares of that person, either:

(i)	related to this Agreement and the Offer or the announcement thereof, or

(ii)
related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a), (b), (c), (d), (e) and (g); or

(g)
relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (a), (b), (c), (d), (e) or (g) above does not primarily relate only to (or have the effect of primarily relating only to) such person and its subsidiaries, taken as a whole, or disproportionately adversely affect such person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

"Material Property" means the Rainy River Gold Project located 65 kilometres northwest of Fort Francis in Northwestern Ontario, which is the subject of the Technical Report;

"Maximum Cash Consideration" has the meaning set out in Section 2.1(b);

"Maximum Share Consideration" has the meaning set out in Section 2.1(b);

"Maximum Take-up Date Cash Consideration" has the meaning set out in Schedule B;

"Maximum Take-up Date Share Consideration" has the meaning set out in Schedule B;

“Mineral Property Option Agreements” means, collectively, the 21 mineral property option agreements entered into by the Company, as disclosed in the Disclosure Letter;

"Minimum Tender Condition" has the meaning set out in Schedule A;

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"No-Action Letter" means a written letter from the Commissioner to the Offeror confirming that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act;

"Non-U.S. Company Subsidiary" means the Company Subsidiary and any other subsidiary that is not or was not, as the case may be, a United States person within the meaning of section 7701(a)(3) of the Code;

"New Gold Public Documents" has the meaning set out in Section 5 of Schedule C;

"New Gold Shares" means the common shares of the Offeror;

"Notification" means a notification under Part IX of the Competition Act;

"Number of Delivered New Gold Shares" has the meaning set out in Schedule B;

"NYSE MKT" means the NYSE MKT LLC;

"Offer" has the meaning set out in Section 2.1(a);

"Offer Circular" has the meaning set out in Section 2.1(d);

"Offer Documents" has the meaning set out in Section 2.1(d);

"Offeror" means New Gold Inc.

"Offeror Expense Reimbursement Amount" has the meaning set out in Section 8.2(b);

"Option Plans" means the Incentive Stock Option Plan of the Company as ratified, confirmed and approved by the Shareholders on May 28, 2012 which governs an aggregate of 1,705,000 Options having an exercise price of $4.81 expiring December 17, 2017, and the 2002 Stock Option Plan (amended) of the Company that governs an aggregate of 8,130,968 Options having expiry dates ranging from November 12, 2013 through May 1, 2017 and having exercise prices ranging from $0.83 through $12.65;

"Optionholders" means holders of the Options;

"Options" means, collectively, the options currently issued and outstanding pursuant to the Option Plans;

"Outside Date" has the meaning set out in Section 8.1(e);

“Participation Agreement” means the Participation Agreement entered into between the Company and the First Nations identified as signatories therein, dated as of March 22, 2012, as amended November 9, 2012, as disclosed in the Disclosure Letter;

"party" means a party to this Agreement;

"person" means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

"Pre-Acquisition Reorganization" has the meaning set out in Section 7.9(b);

"Purchase Price" has the meaning set out in Section 2.1(a);

"Regulatory Authority" means:

(a)
any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSX and the NYSE MKT;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

"Representative" means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

"Securities Act" means the Securities Act (British Columbia);

"Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial securities laws, rules and regulations made thereunder (including for greater certainty, OSC Rule 62-504 Takeover Bids and Issuer Bids and Multilateral Instrument 62-104 Takeover Bids and Issuer Bids), and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;

"Securityholders" means, collectively, Shareholders, Optionholders and holders of Warrants;

"Share Electing Shareholder" has the meaning set out in Schedule B;

"Share Option" has the meaning set out in Section 2.1(a);

"Shareholder Rights Plan" means the shareholder rights plan of the Company dated February 6, 2012, ratified by Shareholders on May 28, 2012;

"Shareholders" means holders of the Company Shares;

"Special Committee" means the committee of the Board composed of Dale Peniuk, Stuart Averill, Leo Berezan, James Excell and Richard Pettit;

“SRP Rights” has the meaning set out on page 1 of this Agreement;

"Subsequent Acquisition Transaction" has the meaning set out in Section 2.6;

"subsidiary" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means a bona fide Acquisition Proposal that:

(a)	is made in writing after the date hereof;

(b)	was not solicited after the date hereof in contravention of Section 6.1(a) and did not result from the breach of Article 6 by the Company or its Representatives;

(c)	is made for all or substantially all of the consolidated assets of the Company or all of the Company Shares not owned by the person making such Acquisition Proposal;

(d)	in the good faith determination of the Board, after consultation with its outside legal and financial advisors:

(i)
would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer (including any amendment to the Offer offered by the Offeror pursuant to Section 6.3(c)) taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Board);

(ii)	complies with applicable Law;

(iii)	is not subject to a due diligence condition;

(iv)
is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

(v)	in respect of which the financing is then committed; and

(vi)	the taking of action in respect of such Acquisition Proposal is necessary for the Board in the discharge of its duties under applicable Law;

"Superior Proposal Notice" has the meaning set out in Section 6.3(b)(iii);

"Take-Up Date" means any date on which the Offeror takes up and pays for Company Shares pursuant to the Offer or acquires Company Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction;

"Tax" and "Taxes" means (a) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, unemployment insurance or compensation, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being liable for another person's Taxes as a transferee or successor, by contract or otherwise;

"Tax Act" means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

"Tax Returns" means all returns, declarations, reports, elections, information returns, statements and other documents filed or required to be filed with any taxing authority relating to Taxes;

"Technical Report" means the current technical report on the Material Property entitled "Feasibility Study of the Rainy River Gold Project, Ontario, Canada" dated May 23, 2013;

"Termination Payment" has the meaning set out in Section 8.2(a);

"Termination Payment Event" has the meaning set out in Section 8.2(a);

"Treasury Regulations" means Regulations of the United States Department of the Treasury and/or the United States Internal Revenue Service promulgated under or in respect of the Code;

"TSX" means the Toronto Stock Exchange;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means all applicable securities laws in the United States, including the U.S. Securities Act, the Exchange Act and any applicable state securities laws; and

"Warrants" means the share purchase warrants issued to Betram James Robinson in connection with the purchase by the Company of the Material Property, and expiring on February 2, 2017 with an exercise price of $10.00 per Company Share and relating to the right to purchase an aggregate of 100,000 Company Shares.

1.2                      Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a "Section" or a "Schedule" are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)
if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)
a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period does not fall on a Business Day;

(g)
the terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole;

(h)
references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)
references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)	wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively.

1.3                      Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.4                      Knowledge

References to the "knowledge of" when used in reference to the Offeror means the actual knowledge of the senior officers of the Offeror, after due inquiry, and when used in reference to the Company means the actual knowledge of the President and Chief Executive Officer, the Vice President and Chief Financial Officer, the Chief Operating Officer, the Vice President, Exploration, the Vice President, Environment and Sustainability, the Vice President, Operations and the Vice President, General Counsel and Corporate Secretary, after due inquiry.

1.5                      Disclosure Letter

Any reference to a matter being disclosed or set out in the Disclosure Letter shall mean disclosure in such section of the Disclosure Letter that corresponds to the relevant section of this Agreement and disclosure in any section of the Disclosure Letter shall not be disclosure for the purposes of any other section of the Disclosure Letter.

1.6                      Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
A	Conditions of the Offer
B	Proration Principles

Schedule	Description
C	Representations and Warranties of the Offeror
D	Representations and Warranties of the Company

ARTICLE 2
OFFER

2.1                      Offer

(a)           Subject to the terms and conditions herein, the Offeror shall make an offer to purchase all of the outstanding Company Shares, including any Company Shares that may become outstanding after the date of the Offer but before the Expiry Time upon the exercise of any Options, Warrants or other outstanding right to acquire Company Shares (the "Offer") for a purchase price for each Company Share (the "Purchase Price") of, at the election of the Shareholder, either (i) $3.83 in cash (the "Cash Option"), or (ii) 0.5 of a New Gold Share (the "Share Option").  The Offer shall be subject to the terms and conditions set out herein and in Schedule A and the term "Offer" shall include any amendments to, or extension of, such Offer, made in accordance with this Agreement.  Shareholders who fail to elect in the letter of transmittal to be mailed with the Offer Circular either the Cash Option or the Share Option will be deemed to have elected the Cash Option.  The Offer is for Company Shares only and no offer shall be made for the Options or the Warrants. See Schedule A – Conditions of the Offer with respect to the treatment of the Options and the Warrants. Any cash consideration paid under the Offer will be rounded down to the nearest $0.01 and any share consideration issued under the Offer shall be rounded down to the nearest whole number.

(b)           The maximum cash consideration payable under the Offer will not in the aggregate exceed the result obtained when the product of $3.83 multiplied by the number of Company Shares outstanding (not held by the Offeror) on a fully diluted basis is multiplied by 0.50 (the "Maximum Cash Consideration"). The maximum number of New Gold Shares issuable pursuant to the Offer will not in the aggregate exceed that number of New Gold Shares that is equal to (i) 0.5 multiplied by (ii) the aggregate number of Company Shares outstanding (not held by the Offeror) on a fully diluted basis, multiplied by (iii) 0.50 (the "Maximum Share Consideration").  In the event that the cash consideration or number of New Gold Shares that would otherwise be payable or issuable, as the case may be, by the Offeror to Shareholders under the Offer would exceed the Maximum Cash Consideration or the Maximum Share Consideration, the amount of cash or number of New Gold Shares to be received by Shareholders electing the Cash Option or the Share Option shall be subject to proration as set out in Schedule B.

(c)           If on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution to the Shareholders of record as of a time prior to the Expiry Time, the Offeror shall make such adjustments to the Purchase Price, Maximum Cash Consideration and Maximum Share Consideration as it determines acting in good faith to be necessary to restore the original intention of the parties in the circumstances. For greater certainty, if the

Company takes any of the actions referred to above, the aggregate consideration to be paid by the Offeror shall be decreased by an equivalent amount. Notwithstanding the foregoing, nothing in this Section 2.1(c) shall restrict the ability of the Offeror to terminate this Agreement pursuant to Section 8.1(g)(ii) in the event the condition of the Offer set out in Section 2.1(l)(iv) of this Agreement or paragraph (g) of Schedule A shall not have been met.

(d)           The Offeror shall prepare the Offer and accompanying take-over bid circular (together, the "Offer Circular"), related letter(s) of transmittal, notice(s) of guaranteed delivery and other ancillary offer documents (collectively, the "Offer Documents") in accordance with applicable Laws (including in the French language if required by applicable Laws).  The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(e)           The Offeror shall effect the listing of the New Gold Shares to be issued pursuant to the Offer on the TSX and the NYSE MKT at the time of issue of such shares and shall cause the New Gold Shares to be issued to Shareholders pursuant to the Offer to be issued pursuant to an effective registration statement filed by the Offeror under the U.S. Securities Act on Form F-10.

(f)           The Offeror shall mail the Offer Documents in accordance with applicable Laws to each registered Shareholder and to each other person required by applicable Law as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on June 30, 2013 (such time on such date, subject to extension in accordance with the following sentences, being referred to herein as the "Latest Mailing Time").  If the mailing of the Offer Documents is delayed by reason of (i) an injunction or order made by a Regulatory Authority or (ii) the failure of the Company to provide the Offeror with the Directors' Circular in accordance with Section 2.2(b) or the shareholders lists referred to in Section 2.2(d),  then provided that such injunction or order is being contested or appealed, if applicable, the Latest Mailing Time shall be extended for a period ending on the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent, approval, Directors' Circular or shareholders list is obtained, as applicable.  If the Latest Mailing Time occurs during a Match Period, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the second Business Day immediately following the last day of the Match Period.  The Offeror shall file the Offer Circular with applicable Regulatory Authorities within the time and in the manner required by applicable Law.

(g)           Prior to the printing of the Offer Documents and during the course of their preparation, the Offeror shall provide the Company and its counsel with an opportunity to review and comment on them, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.  The Company shall provide to the Offeror for inclusion in the Offer Circular such information regarding the Company as is required by applicable Law to be included in the Offer Circular.  The Company represents, warrants and covenants that any information it provides to the Offeror for inclusion in the Offer Circular will be accurate and complete as of the relevant date of such information and will not contain any Misrepresentation.

(h)           The Offer shall be made in accordance with applicable Laws and shall expire not earlier than 5:00 p.m. (Toronto time) on the 36th day after the date that the Offer is first commenced within the meaning of the applicable Securities Laws (such expiry time on such date, as the same may be extended in accordance with the following sentence, is referred to herein as the "Expiry Time").  The Offeror may extend the Expiry Time (i) in order to contest or appeal any injunction or order made by a Regulatory Authority against the take-up and/or payment for the Company Shares tendered to the Offer or to seek any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for the Company Shares tendered to the Offer, by an aggregate maximum of 60 days, (ii) as required by Law in the event the Offeror waives any condition of the Offer; (iii) for one or more additional offer periods not exceeding, in the aggregate, 60 days, in order to permit Shareholders to deposit their Company Shares to the Offer; or (iv) if all of the conditions to the Offer have been satisfied, after having taken up all of the Company Shares tendered to the Offer, in order to permit other Shareholders to deposit their Company Shares to the Offer.  The Offeror shall not terminate or withdraw the Offer prior to any scheduled Expiry Time without the prior written consent of the Company, except if this Agreement is terminated in accordance with its terms.

(i)           The Offeror agrees to execute and jointly file with each Shareholder who receives New Gold Shares pursuant to the Offer and who so requests an election pursuant to Section 85 of the Tax Act (and the corresponding provisions of applicable provincial income tax legislation) (collectively, the "Canadian Income Tax Legislation") in which election such Shareholder will be entitled to elect the amount which shall be such Shareholder's proceeds of disposition and the Offeror's cost of the Company Shares sold to the Offeror for purposes of the Canadian Income Tax Legislation, provided such amount is within the limits prescribed by the Canadian Income Tax Legislation and provided that such Shareholder shall be responsible for preparing the appropriate tax election form and providing the Offeror with a letter representing to the Offeror that such Shareholder either is (i) a resident of Canada for purposes of the Canadian Income Tax Legislation and is not exempt from tax under the Canadian Income Tax Legislation, (ii) a non-resident of Canada for the purposes of the Canadian Income Tax Legislation whose Company Shares are "taxable Canadian property" (as defined in the Tax Act) to such Shareholder and the Shareholder is not exempt from Canadian tax on any gain such Shareholder would realize on a disposition of the Company Shares by reason of an exemption contained in the Canadian Income Tax Legislation or an applicable income tax convention to which Canada is a party, or (iii) a partnership if one or more of the members of such partnership satisfy the criteria specified in clause (i) or (ii) above.  The Offeror will execute any completed election form received and return such form by mail to the Shareholder within 45 days of receipt thereof; provided that the Offeror shall not be obligated to execute any election form received after 45 days from the day the Offeror has taken up and paid for the Company Shares.  Such Shareholder shall be solely responsible for filing the form with the appropriate tax authorities and shall contemporaneously provide a copy of such form to the Offeror and the Shareholder shall be solely responsible for any Taxes, interest, penalties, damages or expenses arising in respect of any late filed or incorrect election made pursuant to this paragraph unless the Offeror has not complied with all of the terms of this Section 2.1(i).

(j)           The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior consent of the Company: (i) modify the Minimum Tender Condition; (ii) waive the Minimum Tender Condition; (iii) impose additional conditions to the Offer; (iv) decrease the consideration per Company Share (other than in accordance with Section 2.1(c)); (v) decrease the number of Company Shares in respect of which the Offer is made; (vi) change the amount or form of consideration payable under the Offer (other than in accordance with Section 2.1(c)) and/or to increase the total consideration per Company Share and/or add additional consideration; or (vii) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition other than the Minimum Tender Condition), in any case in a manner that is materially adverse to the Shareholders.

(k)           The Offeror agrees that provided all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived by the Offeror (where permitted hereby), the Offeror shall take up and pay for all of the Company Shares tendered under the Offer as soon as reasonably practicable and in any event no later than three Business Days following the time at which it becomes entitled to take up such Company Shares under the Offer pursuant to applicable Laws.

(l)           The obligation of the Offeror to make the Offer and to mail the Offer Documents is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion (other than the condition set out in Section 2.1(l)(viii), which may be waived only with the consent of the Company) without prejudice to any other right it may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:

(i)	this Agreement shall not have been terminated pursuant to Section 8.1 and the Lock-Up Agreements shall not have been terminated;

(ii)	the Company shall have used its best efforts to enter into Lock-Up Agreements with the Locked-Up Significant Shareholders;

(iii)
each of the Locked-Up Board and Management Shareholders shall have entered into a Lock-Up Agreement with the Offeror in a form that is satisfactory to the Offeror in its sole discretion pursuant to which each of the Locked-Up Board and Management Shareholders shall have agreed to deposit under the Offer all Company Shares which such person beneficially owns, directly or indirectly, or over which such person exercises control or direction (including any Company Shares that are issued upon exercise of the Options);

(iv)
no circumstance, fact, change, event or occurrence caused by a person other than the Offeror shall have occurred or come into existence that would render it impossible for one or more of the conditions set out on Schedule A to be satisfied;

(v)
the Board shall not have withdrawn the Board Approval or changed, modified or qualified the Board Approval in a manner that has substantially the same effect or taken any other action or made any other public statement in connection with the Offer inconsistent with the Board Approval;

(vi)
the Board shall have caused to be prepared and, by a unanimous vote of the directors entitled to vote thereon, approved in final form, printed for distribution to Shareholders and delivered to the depositary under the Offer for mailing with the Offer Documents sufficient copies of the Directors' Circular in accordance with Section 2.2;

(vii)
the Offeror shall have received any waivers, consents, rulings or orders necessary for the making of the Offer or to mail to the Shareholders the Offer Circular from all applicable Regulatory Authorities;

(viii)	no cease trade order, injunction or other prohibition at Law shall exist against the Offeror making the Offer or taking up or paying for Company Shares deposited under the Offer;

(ix)	the Company shall have waived the application of the Shareholder Rights Plan to the Offer; and

(x)	no event or condition shall have occurred since the date hereof that constitutes a Material Adverse Effect in respect of the Company.

2.2                      Board Approval and Company Support for the Offer

(a)           The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement and making the Offer, that, as of the date hereof:

(i)
each of the Financial Advisor and the Fairness Opinion Provider has delivered an oral opinion to the Special Committee and the Board to the effect that the consideration to be received under the Offer is fair from a financial point of view to the Shareholders (the "Fairness Opinions"); and

(ii)
the Board, after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the Special Committee, has determined that the Offer is in the best interests of the Company and the Shareholders and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders accept the Offer (collectively, the "Board Approval").

(b)           The Company shall prepare, and make available for mailing contemporaneously with the Offer Documents by the Offeror, a directors' circular (the "Directors' Circular"), in accordance with applicable Law (including in the French language if required by applicable Law) that contains the recommendation of the Board that Shareholders accept the Offer, reflects the Board Approval and includes a written copy of the Fairness Opinion Provider’s Fairness Opinion.  The Company shall take all reasonable actions to support the Offer and ensure the success of the Offer (subject to the exercise by the Board of its fiduciary duties pursuant to and in accordance with Sections 6.3(a) and (b)).  The Company shall file the Directors' Circular with applicable Regulatory Authorities within the time and in the manner required by applicable Law.

(c)           Prior to the printing of the Directors' Circular and during the course of its preparation, the Company shall provide the Offeror and its counsel with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.  The Offeror shall provide to the Company for inclusion in the Directors' Circular such information regarding the Offeror as is required by applicable Law to be included in the Directors' Circular.  The Offeror represents, warrants and covenants that any information it provides to the Company for inclusion in the Directors' Circular will be accurate and complete in all material respects as of the relevant date of such information and will not contain any Misrepresentation.

(d)           The Company shall provide the Offeror as soon as is reasonably practicable following the date of this Agreement: (i) a list of the registered holders of Company Shares, a list of participants in book-based nominee registrants, such as CDS & Co. and Cede & Co., a list of any non-objecting beneficial Shareholders and a geographical breakdown of beneficial shareholders, as may be made available to the Company upon request, together with their addresses and respective holdings of Company Shares; and (ii) the names, addresses and holdings of all persons holding Options or Warrants or having any rights to acquire Company Shares and the details of such rights.  The Company shall from time to time furnish the Offeror with such additional information, including updated or additional lists of Securityholders, mailing labels and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to Shareholders and to such other persons as are entitled to receive the Offer under applicable Law.

2.3                      Consent Under Confidentiality Agreement

The Company consents, pursuant to the Confidentiality Agreements, to the making of the Offer, the entering into of a Lock-Up Agreement with each of the Locked-Up Board and Management Shareholders and the Locked-Up Significant Shareholders and the consummation of the transactions contemplated herein and therein.

2.4                      Options and Warrants and Other Rights

(a)           The Board shall resolve (i) to accelerate the vesting of all Options; (ii) subject to there being no requirement to seek shareholder approval, to permit the exercise or surrender, on a cashless basis, of all Options conditional upon, and immediately prior to, the Offeror taking up Company Shares under the Offer, in each case, with such resolutions being effective prior to the initial scheduled Expiry Date of the Offer.  Notwithstanding the foregoing, in the event that shareholder approval is required in order for the Company to implement a cashless exercise of Options, the Parties agree to negotiate in good faith an alternative mechanism that is agreeable to both parties acting reasonably to enable the Options to be exercised or surrendered.

(b)           The Offeror acknowledges and agrees that:

(i)	the Board shall take all steps necessary to amend the terms of the Option Plans to permit the cashless exercise or surrender of all Options accordance with and subject to 2.4(a) above;

(ii)
Optionholders will then be permitted to tender Company Shares issuable upon the exercise or surrender of Options to the Offer and for such purpose to exercise or surrender their Options conditional upon, and immediately prior to, the Offeror taking up Company Shares under the Offer, and for such purpose the Offeror shall agree to the foregoing tendering arrangements in respect of the Offer in order to facilitate such conditional cashless exercise or surrender of the Options, subject to 2.4(a) above, and tender to the Offer the Company Shares to be issued as a result of such conditional cashless exercise or surrender (including providing for the ability of Optionholders to tender the Company Shares issuable upon such conditional exercise or surrender of their Options on the basis of guaranteed deliveries); and

(iii)
all Company Shares that are to be issued pursuant to any such conditional exercise or surrender shall be accepted as validly tendered under the Offer, provided that the Optionholders otherwise validly accept the Offer in accordance with its terms with respect to such Company Shares.

(c)           In connection with the cashless exercise or surrender of Options, the Company shall withhold and remit to the relevant Regulatory Authority any amounts required or permitted in connection with the exercise or surrender of the Options (the "Withholding Amount") and the Company shall take all reasonable steps to ensure that such withholding and remittance is made, including by withholding such number of Company Shares issuable upon cashless exercise or surrender of the Options that are equal in value to the Withholding Amount.  The Withholding Amount shall be determined by the Company provided that the Company shall consult with the Offeror with respect to the manner in which Withholding Amounts are to be determined.

(d)           The Company agrees to elect, and the Offeror agrees to cause the Company to elect, in prescribed form in accordance with subsection 110(1.1) of the Tax Act, that neither the Company nor any person not dealing at arm’s length with the Company will deduct in computing its income any amount in respect of any consideration (the "Option Consideration") payable by the Company to any Optionholder on the exercise or surrender of an Option. The Company agrees to file such election in a timely manner with the Minister of National Revenue (Canada) and the Company agrees to provide evidence in writing of such election to each Optionholder who receives Option Consideration.  In furtherance of the foregoing, each of the Company and the Offeror agree not to rescind, amend or otherwise modify or seek to nullify any such election.

(e)           The foregoing treatment of Options shall be described in the Directors' Circular.

See also Schedule A – Conditions of the Offer.

2.5                      Change of Board

Promptly upon the purchase by the Offeror of such number of Company Shares as represents at least 66 2/3% of the then outstanding Company Shares on a fully-diluted basis and from time to time thereafter, the Offeror shall be entitled to designate such number of members of the Board, and any committees thereof, as is proportionate to the percentage of the outstanding Company Shares owned by the Offeror, and the Company shall not frustrate or attempt to frustrate the Offeror's attempts to do so.  The Company agrees to cooperate with the Offeror, subject to applicable Laws, to enable the Offeror's designees to be elected or appointed to the Board and to constitute a majority of the Board, including at the request of the Offeror by its best efforts to increase the size of the Board and/or secure the resignations of such number of directors as is necessary for the Offeror's designees to be elected or appointed to the Board.

2.6                      Compulsory Acquisition/Subsequent Acquisition Transaction

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Company Shares as at the Expiry Time, excluding Company Shares held at the date of the Offer by or on behalf of the Offeror, or an Affiliate or an Associate of the Offeror, the Offeror shall, to the extent possible, acquire the remainder of the Company Shares from those Shareholders who have not accepted the Offer, pursuant to a Compulsory Acquisition.  If that statutory right of acquisition is not available or will not result in the Offeror acquiring all Company Shares issuable on exercise, exchange or conversion of all Options and Warrants, the Offeror will use its commercially reasonable best efforts to acquire the remaining Company Shares not tendered to the Offer as soon as practicable, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer.  The Company agrees that, in the event the Offeror takes up and pays for Company Shares tendered under the Offer representing at least 66-2/3% of the outstanding Company Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, capital reorganization or other transaction involving the Company and the Offeror or an Affiliate of the Offeror (a "Subsequent Acquisition Transaction") to acquire the remaining Company Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

3.1                      Representations and Warranties

The Offeror hereby makes to the Company the representations and warranties set out in Schedule C to this Agreement and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.2                      Survival of Representations and Warranties

The representations and warranties of the Offeror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1                      Representations and Warranties

The Company hereby makes to the Offeror the representations and warranties set out in Schedule D to this Agreement, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement and making the Offer.

4.2                      Investigation

Any investigation by the Offeror or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Company pursuant to this Agreement.

4.3                      Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 5

CONDUCT OF BUSINESS

5.1                      Conduct of Business by the Company

The Company agrees that, prior to the Effective Time, unless the Offeror shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as otherwise expressly contemplated or permitted by this Agreement, the Company shall, and shall cause the Company Subsidiary to:

(a)
conduct its businesses only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it;

(b)
consult with the Offeror with respect to decisions and expenditures, other than Budgeted Capital Expenditures, in respect of the exploration, development and maintenance of all of the properties and assets owned and controlled by the Company or the Company Subsidiary;

(c)
except for transactions involving only the Company and the Company Subsidiary, or as otherwise contemplated in this Agreement in connection with the Offer, the Company shall not, and shall cause the Company Subsidiary not to:

(i)
issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber: (A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares or other securities of, the Company or the Company Subsidiary (other than the issuance of Company Shares pursuant to the exercise in accordance with their terms of Options or Warrants or other rights to acquire Company Shares outstanding under agreements disclosed in the Disclosure Letter); or (B) except in the ordinary course of business, any assets of the Company or the Company Subsidiary in excess of $50,000 in the aggregate;

(ii)
except as set out in the Disclosure Letter, amend or agree to amend any of the terms of any of the Options or the Warrants, or amend, extend, terminate or otherwise alter (or agree to do any of the foregoing in respect of) any other contractual arrangement of the Company or the Company Subsidiary;

(iii)	amend or propose to amend the notice of articles, articles, by-laws or other constating documents of the Company or the Company Subsidiary;

(iv)
split, combine or reclassify any outstanding Company Shares, or cause the Company Subsidiary to declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the shares of a Company Subsidiary;

(v)
redeem, purchase or offer to purchase (or permit the Company Subsidiary to redeem, purchase or offer to purchase) any Company Shares or other securities of the Company or any shares or other securities of the Company Subsidiary;

(vi)
reorganize, amalgamate or merge the Company or the Company Subsidiary with any other person, company, partnership or other business organization whatsoever or incorporate any subsidiaries other than in connection with a Pre-Acquisition Reorganization;

(vii)	reduce the stated capital of the Company or of the Company Subsidiary;

(viii)
acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form any company, partnership or other business organization or make any investment either by purchase of shares or securities, contributions of capital (other than to a Company Subsidiary), property transfer or purchase of any property or assets of any other person, company, partnership or other business organization which individually or in the aggregate are in excess of $50,000;

(ix)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(x)	sell, transfer or assign (or permit the Company Subsidiary to sell, transfer or assign) any interest in any of the mineral properties of the Company or the Company Subsidiary;

(xi)
incur or commit to incur any indebtedness for borrowed money (except for borrowing of working capital in the ordinary course of business and consistent with past practice under pre-existing contractual arrangements as in effect on the date hereof), capital expenditures other than Budgeted Capital Expenditures, or any other liability, contractual commitment or obligation or issue any debt securities (for greater certainty, regardless of whether such indebtedness, capital expenditure, liability, commitment, obligation or issuance is contemplated in the Company's existing business plan or any preliminary economic assessment but is not set out in the Budgeted Capital Expenditures) involving amounts which, individually or in the aggregate, exceed $25,000;

(xii)	endorse or otherwise as an accommodation become responsible for, the obligations of any other person, company, partnership or other business organization, or make any loans or advances;

(xiii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or a Company Subsidiary other than in connection with a Pre-Acquisition Reorganization;

(xiv)
take any action or enter into any transaction that would preclude the Offeror from obtaining the tax "bump", determined under paragraph 88(1)(d) of the Tax Act, in respect of the non-depreciable capital property of the Company upon a wind-up, or amalgamation with, the Company;

(xv)
pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company's financial statements or incurred in the ordinary course of business consistent with past practice;

(xvi)	authorize, recommend, propose or agree to any release or relinquishment of any contractual right or other right under any licence or permit;

(xvii)	abandon or fail to diligently pursue any application for any licence, permit, order, authorization, consent, approval or registration; or

(xviii)
waive, release, grant or transfer any rights of value or modify or change in any respect any existing licence, lease, permit, material contract or other material document, other than in the ordinary course of business consistent with past practice;

(d)
except (i) with the consent of the Offeror, (ii) for reasonable fees, if any, paid to (A) members of the Special Committee solely in connection with their participation on such committee, or (B) the directors of the Board by way of directors' fees in amounts consistent with the Company's past practice and (iii) as set out in the Disclosure Letter, the Company shall not, and shall cause the Company Subsidiary not to, enter into or modify any employment, consulting, retention, severance or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance, retention or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance, retention or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(e)
except with the consent of the Offeror, the Company shall not, and shall cause the Company Subsidiary not to, pay any fees or make any other payment to: (i) the Financial Advisor with respect to its mandate in connection with the Offer other than as set in the engagement letter dated April 29, 2013 between the Company and the Financial Advisor, which has been provided to the Offeror, and (ii) the Fairness Opinion Provider with respect to its mandate in connection with the Offer other than as provided in the engagement letter dated May 29, 2013 between the Company and the Fairness Opinion Provider, which has been provided to the Offeror;

(f)
except as set out in the Disclosure Letter, the Company shall not, and shall cause the Company Subsidiary not to, adopt or amend any bonus, profit sharing, share purchase, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(g)
the Company shall use best efforts, and shall cause the Company Subsidiary to use commercially reasonable efforts, to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse unless, simultaneously with such cancellation, termination or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)	the Company shall not take any action, or permit the Company Subsidiary to take any action, which would render, or which reasonably may be expected to render,

any representation or warranty made by it in this Agreement untrue in any respect at any time prior to the Effective Time if then made, and promptly notify the Offeror first immediately orally and then promptly in writing of the occurrence of any event or condition that has a Material Adverse Effect in respect of the Company in the course of its or the Company Subsidiary's businesses or in the operation of its or the Company Subsidiary's properties and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(i)
except as otherwise specifically described in this Agreement or in the Disclosure Letter, the Company shall not, and shall not permit the Company Subsidiary to, authorize or propose or enter into or modify any contract, agreement, commitment or arrangement to do any of the matters prohibited by the other paragraphs of this Section 5.1;

(j)	the Company and the Company Subsidiary shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii)	timely pay all Taxes which are due and payable;

(iii)	not make or rescind any express or deemed election relating to Taxes;

(iv)	not make a request for a Tax ruling or enter into a closing agreement with any taxing authorities;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(vi)
except as disclosed in the Disclosure Letter, not file any amended Tax Return, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company; and

(vii)
not change any of its methods of reporting losses, deductions or accounting for income tax purposes from those employed in the preparation of its Tax Return for the taxation year ending December 31, 2012, except as may be required by applicable Law;

(k)
the Company shall use its commercially reasonable best efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule A to the extent the same is within its control (except for those conditions of the Offer set forth in Schedule A for the Company and/or the Board must take all actions and steps necessary or desirable), and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Law to support the Offer, including using its commercial reasonable best efforts to:

(i)	obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law;

(ii)
cooperate with the Offeror to oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect the Offeror's ability to consummate, the Offer; and

(iii)	cooperate with the Offeror in connection with the performance by it of its obligations hereunder; and

(l)
the Company shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws.

5.2                      Covenants of the Offeror

The Offeror covenants and agrees that, except as contemplated in this Agreement, until the Expiry Time or the day upon which this Agreement is terminated, whichever is earlier:

(a)	the Offeror shall use reasonable best efforts to preserve intact its business organizations;

(b)
the Offeror shall (i) make the Offer to Shareholders resident in the United States in compliance with applicable provisions of the U.S. Securities Laws, including, but not limited to, the applicable provisions of Regulation 14E of the Exchange Act the provisions of the U.S. Securities Act that apply to an exchange offer registered on Form F-10 and (ii) shall cause the New Gold Shares to be issued pursuant to the Offer to be issued pursuant to an effective registration statement filed by the Offeror under the U.S. Securities Act on Form F-10;

(c)
the Offeror shall prepare and file with the applicable Regulatory Authorities, including the NYSE MKT and the TSX as contemplated herein, all necessary applications and forms required in order to permit the valid issue and listing of New Gold Shares (on such exchanges) issued pursuant to the Offer; and

(d)	the Offeror shall not, directly or indirectly, do or permit to occur any of the following without the prior consent of the Company:

(i)	amend its articles or by-laws or the terms of its shares in a manner that could have a material adverse effect on the market price or value of the New Gold Shares to be issued pursuant to the Offer;

(ii)	split, consolidate or reclassify any of its shares nor undertake any other capital reorganization;

(iii)	reduce capital in respect of its shares; or

(iv)	take any action that could reasonably be expected to interfere with or be inconsistent with the consummation of the Offer or the transactions contemplated in this Agreement.

ARTICLE 6

COVENANTS RELATING TO ACQUISITION PROPOSALS

6.1                      Non-Solicitation

(a)           Except as otherwise provided in this Agreement, the Company and the Company Subsidiary shall not, directly or indirectly through any Representative of the Company:

(i)
solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or the Company Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)
engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than the Offeror and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal;

(iii)
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of this Agreement or the Offer by the Board or any of its committees;

(iv)
approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until seven (7) calendar days following the public announcement of such Acquisition Proposal shall not be considered a violation of this subsection 6.1(a)(iv);

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(vi)
release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

(b)           The Company shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than the Offeror or any of its Representatives) by the Company or any of its Representatives with respect to any Acquisition Proposal or any potential Acquisition Proposal. The Company shall immediately cease to provide any person (other than the Offeror or any of its Representatives) with access to information concerning the Company or the Company Subsidiary in respect of any Acquisition Proposal or any potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than the Offeror or any of its Representatives) that has entered into a confidentiality agreement with the Company relating to any Acquisition Proposal or potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)           The Company shall ensure that its Representatives are aware of the prohibitions in this Section 6.1 and the Company shall be responsible for any breach of this Section 6.1 by its Representatives.

6.2                      Notification of Acquisition Proposals

The Company shall promptly (and in any event within 24 hours) notify the Offeror, at first orally and then in writing, of any proposal, inquiry, offer or request received by the Company or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; (iii) for non-public information relating to the Company or the Company Subsidiary, access to properties, books, records or a list of Shareholders, Securityholders or a list of shareholders of the Company Subsidiary; (iv) for representation on the Board; or (v) any amendments to the foregoing.  Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of such proposal, inquiry, offer or request, copies of all written communications in respect of such proposal, inquiry, offer, or request, including any term sheet, summary or letter of intent or similar document (including drafts thereof) relating to such Acquisition Proposal or potential Acquisition Proposal and such other details of the proposal, inquiry, offer or request that the Offeror may reasonably request.  The Company shall keep the Offeror promptly and fully informed of the status, including any change to the terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Offeror with respect thereto.

6.3                      Responding to Acquisition Proposals and Superior Proposals

(a)           Notwithstanding Section 6.1(a) or any other provision of this Agreement, following the receipt by the Company of a bona fide written Acquisition Proposal made after the date hereof (that was not solicited, assisted, initiated, encouraged or facilitated in contravention of Section 6.1(a)), the Company and its Representatives may:

(i)	contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)
if the Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (disregarding for the purposes of such determination under this clause 6.3(a)(ii) only, any term of such Acquisition Proposal that provides for a due diligence investigation) and that the failure to take the relevant action would be inconsistent with its fiduciary duties:

(A)
furnish information with respect to the Company and the Company Subsidiary to the person making such Acquisition Proposal and its Representatives and allow such person access to the Company's facilities and properties but only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to the Company than those contained in the Confidentiality Agreements (except that it shall permit the disclosure to the Offeror required by this Article 6), provided that the Company sends a copy of such confidentiality agreement to the Offeror promptly following its execution and the Offeror is promptly provided with a list of, and access to (to the extent not previously provided to the Offeror) the information provided to such person; and

(B)	engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives, provided that all such access and discussions shall cease during the Match Period.

(b)           Notwithstanding Section 6.1(a) or any other provision of this Agreement, the Company may (x) enter into an agreement (other than a confidentiality agreement contemplated by Section 6.3(a)(ii)(A)) with respect to an Acquisition Proposal that is a Superior Proposal and/or (y) withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(i)	the Company shall have complied with its obligations under this Article 6;

(ii)
the Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iii)	the Company has delivered written notice to the Offeror (A) of the determination of the Board that the Acquisition Proposal is a Superior

Proposal, (B) of the intention of the Board to approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by the Company, and (C) providing a summary of the valuation analysis attributed by the Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the "Superior Proposal Notice");

(iv)
at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Offeror, which five-Business Day period is referred to as the "Match Period" (for greater certainty, the Match Period shall expire at 5:00 p.m. (Toronto time) on the fifth Business Day following the day that the Superior Proposal Notice was delivered to the Offeror);

(v)
if the Offeror has offered to amend the terms of the Offer and this Agreement during the Match Period pursuant to Section 6.3(c), such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Offer and this Agreement offered by the Offeror at the termination of the Match Period; and

(vi)	the Company terminates this Agreement pursuant to Section 8.1(h)(iii) and the Company has previously paid or, concurrently with termination, pays the Termination Payment to the Offeror.

(c)           During the Match Period, the Offeror shall have the opportunity, but not the obligation, to offer to amend the terms of the Offer and this Agreement and the Company shall cooperate with the Offeror with respect thereto, including negotiating in good faith with the Offeror to enable the Offeror to make such amendments to the Offer and this Agreement as the Offeror deems appropriate as would enable the Offeror to proceed with the Offer on such adjusted provisions. The Board shall review any such offer by the Offeror to amend the terms of the Offer and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror's offer to amend the Offer and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Offer and this Agreement offered by the Offeror.  If the Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Offeror shall amend the Offer and the Company and the Offeror shall enter into an amendment to this Agreement reflecting the offer by the Offeror to amend the terms of the Offer and this Agreement.

(d)           The Board shall promptly reaffirm its recommendation of the Offer by news release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the Board determines that a proposed amendment to the terms of the Offer and this Agreement would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Offer; or (iii) the written request of the Offeror.  The Offeror and its legal advisor shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Company shall incorporate all reasonable comments made by the Offeror and its counsel.

(e)           Nothing in this Agreement shall prevent the Board from responding through a directors' circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal, including calling a meeting of Shareholders in response to a valid requisition thereof in compliance with Section 167(2) of the BCBCA.  The Offeror and its legal advisor shall be given a reasonable opportunity to review and comment on the form and content of any such response prior to its printing, publication or announcement and the Company shall give due consideration to all reasonable comments made by the Offeror and its counsel.

(f)           Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.3(b).

ARTICLE 7

OTHER COVENANTS

7.1                      Further Assurances

Subject to the terms and conditions of this Agreement, each party agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions set out in Schedule A to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated herein and (b) for the discharge by each party of its respective obligations under this Agreement and the Offer, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other party hereto may reasonably require.  Each of the parties hereto, where appropriate, shall reasonably cooperate with the other party in taking such actions.

7.2                      Notification of Certain Matters

Each party shall give prompt notice to the other: (a) if it becomes aware that any representation or warranty made by such party in this Agreement is untrue or inaccurate; (b) of the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate; and (c) of any failure of such party or any of its Representatives, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

7.3                      Access

Upon reasonable notice and subject to the Confidentiality Agreements, the Company agrees to continue to provide the Offeror and its Representatives with reasonable and immediate access to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable and immediate access to the properties of the Company and the Company Subsidiary in order to allow the Offeror to continue to conduct such investigations as the Offeror may consider necessary or advisable, and further agrees to assist the Offeror in all reasonable ways in any investigations which the Offeror may wish to conduct.  Nothing in this section shall require the Company to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement, or confidentiality provision of an agreement, with a third party.

7.4                      Shareholder Claims

The Company shall notify the Offeror of any claim brought by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated by this Agreement prior to the Effective Time and the Company shall not settle or compromise any such claim without prior written consent of the Offeror which shall not be unreasonably withheld.

7.5                      Public Statements

The parties shall issue a joint press release with respect to this Agreement and the Offer as soon as practicable, which shall be drafted by the Offeror and provided to the Company for approval, and approval shall not be unreasonably withheld or delayed.  The Offeror shall consult with the other party prior to issuing any other press releases or otherwise making public statements with respect to the Offer or this Agreement and shall provide the other party with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof.  For greater certainty, any joint press releases shall be drafted by the Offeror and provided to the Company for approval, and such approval shall not be unreasonably withheld or delayed.

7.6                      Directors' and Officers' Insurance and Indemnification

(a)           From and after the Effective Time, the Company (or its successor) shall maintain for the period from the Effective Time until six years thereafter on a "trailing" or "run-off" basis, a directors' and officers' insurance policy for all present and former directors and officers of the Company and the Company Subsidiary, covering claims in respect of acts or omissions in their capacity as directors or officers of the Company occurring prior to the Effective Time made prior to or within six years after the Effective Time, on terms and conditions comparable to those applicable to the current directors and officers of the Company and the Company Subsidiary, provided that in no event shall the Company be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance.

(b)           From and after the Effective Time, the Company shall ensure that articles, by-laws and/or other constating documents of the Company and the Company Subsidiary (or their successors) shall contain the provisions with respect to indemnification set forth in the Company's or the Company Subsidiary's current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of the Company or the Company Subsidiary, and the Company shall ensure that the obligations of the Company or the Company Subsidiary under any indemnification agreements listed in the Disclosure Letter between the Company or the Company Subsidiary and its directors and officers continue in place or are assumed by, if applicable, any successor to the Company or the Company Subsidiary.

(c)           The Offeror shall ensure that all amounts payable under all employment and other agreements in respect of or upon a change of control of the Company set out in the Disclosure Letter are paid in accordance with the provisions of such agreements.

(d)           This Section 7.6 shall survive the termination of this Agreement if such termination occurs following the Effective Time.

7.7                      Regulatory Filings and Approvals

(a)           As soon as reasonably practicable after the date hereof, each party shall make all necessary filings, applications and submissions with Regulatory Authorities under all applicable Law in respect of the transactions contemplated herein.

(b)           Each party shall use its reasonable best efforts to obtain all consents, approvals, authorizations or waivers required to be obtained by it from Regulatory Authorities in respect of the transactions contemplated herein.

7.8                      Cooperation Regarding Regulatory Filings and Approvals

(a)           The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Competition Act Approval and use their commercially reasonable efforts to obtain and maintain such approval. In any event, no later than 15 Business Days after the date of execution of this Agreement, the Offeror shall prepare and file a request to the Commissioner for an Advance Ruling Certificate or, in the alternative, a No-Action Letter.

(b)           If the Competition Act Approval has not been obtained within 10 calendar days following the Offeror's submission of a request to the Commissioner for an Advance Ruling Certificate or No-Action Letter then, at any time thereafter, either Party may notify the other Party of its intention to submit a Notification, in which case both Parties shall submit a Notification as soon as reasonably practicable, and in any event within 10 Business Days following the delivery of such notice (or such other period of time mutually agreed to in writing between the Parties), both the Offeror and the Company shall submit a Notification, unless the Competition Act Approval has been obtained.

(c)           The Parties shall use their commercially reasonable efforts to satisfy, as soon as reasonably practicable, any requests for information and documentation received from the Commissioner in connection with the Competition Act Approval.

(d)           Subject to applicable Law, each party shall provide the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications and submissions with Regulatory Authorities to be made by it and the other party shall use its commercially reasonable efforts to cooperate with and assist such party in the preparation and making of all such filings, applications and submissions and the obtaining of all consents, approvals, authorizations or waivers required to be obtained by such party (including participating and appearing in any proceedings before Regulatory Authorities).

(e)           Each party shall promptly notify the other party of any material communication to such party from any Regulatory Authority in respect of the transactions contemplated herein (and provide a copy thereof if such communication is in writing) and, subject to applicable Laws, provide the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on any proposed written material communication to any such Regulatory Authority.  Each party shall consult with the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with any Regulatory Authority in respect of the transactions contemplated herein and give the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

(f)           Filing fees payable to the Competition Bureau in connection with the Competition Act Approval shall be shared equally between the Parties.

(g)           Despite anything to the contrary contained in this Agreement, the Offeror is under no obligation to take any steps or actions nor to agree to any behavioural remedy including an interim or permanent hold separate order relating to any Competition Act Approval or Regulatory Approval that would, in its sole discretion affect the Offeror's right to own, use or exploit the Offeror's or the Company's businesses, operations or assets or any part thereof or to negotiate or agree to the sale, divestiture or disposition by the Offeror of those businesses, operations or assets or any part thereof.

7.9                      Alternative Transaction and Pre-Acquisition Reorganization

(a)           In the event that the Offeror concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or its Affiliates would effectively acquire all of the Company Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to the Company and its Shareholders which are equivalent to or better than those contemplated by this Agreement (an "Alternative Transaction"), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.  In the event of any proposed Alternative Transaction, any reference in this Agreement to the Offer shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Offer, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

(b)           Upon request by the Offeror, the Company shall, at the expense of the Offeror: (i) effect such corporate, tax and legal reorganizations of its business, operations and assets or such other transactions as the Offeror may request (each a "Pre-Acquisition Reorganization") and (ii) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, provided, however,

(i)
the Offeror shall indemnify and save harmless the Company and the Company Subsidiary from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization and no director, officer, employee, agent or trustee of the Company or the Company Subsidiary shall be required to take any action in any capacity other than as a director, officer, employee, agent or trustee, as the case may be;

(i)
any Pre-Acquisition Reorganization shall not become effective unless the Offeror shall have waived or confirmed in writing the satisfaction of all conditions in its favour in the Offer and in this Agreement and shall have confirmed in writing that it is prepared to promptly, and without condition, proceed to effect the acquisition of the Company Shares;

(ii)	any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of the Company or the Company Subsidiary;

(iii)
unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Regulatory Authority or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Regulatory Authorities, as are necessary or advisable in the circumstances);

(iv)	any Pre-Acquisition Reorganization shall not require the Company or the Company Subsidiary to contravene any applicable Laws, their respective constating documents or any material contract; and

(v)
neither the Company nor the Company Subsidiary shall be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the take-up of Company Shares and the consummation of the Offer in the absence of any Pre-Acquisition Reorganization.

The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Expiry Time.  Upon receipt of such notice, the Offeror and the Company shall co-operate and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, prior to the Expiry Time.  The Offeror agrees to waive any breach of a representation, warranty or covenant of this Agreement by the Company where such breach is a result of an action taken by the Company in good faith pursuant to a request by the Offeror in accordance with this Section 7.9.

(c)           If, at the request of the Offeror, the Company effects any Pre-Acquisition Reorganization before the Expiry Time and the Offer is not completed, the Offeror shall forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and the Company Subsidiary in consideration of a Pre-Acquisition Reorganization and shall be responsible for any reasonable direct costs, fees, expenses, damages or other amounts that are or may become payable by the Company and the Company Subsidiary in connection with or as a result of reversing or unwinding any Pre-Acquisition Reorganization that was effected or undertaken prior to termination of this Agreement at the Offeror's request.

ARTICLE 8

TERMINATION

8.1                      Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of the Offeror and the Company;

(b)	by the Company, if the Offeror does not mail the Offer by the Latest Mailing Time, other than as a result of the breach by the Company of any covenant or obligation under this Agreement;

(c)
by the Offeror on or after the Latest Mailing Time, if any condition to making the Offer for the Offeror's benefit is not satisfied or waived by such date, other than as a result of the breach by the Offeror of any covenant or obligation under this Agreement;

(d)
by the Offeror if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied at the Expiry Time, other than as a result of the breach by the Offeror of any covenant or obligation under this Agreement, and the Offeror does not elect to waive such condition;

(e)
by the Offeror or the Company, if the Offeror has not taken up and paid for the Company Shares deposited under the Offer by a date that is 120 days following the date of mailing of the Offer (the "Outside Date"), otherwise than as a result of the breach by such party of any covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement being untrue or incorrect; provided, however, that if the Offeror's take-up and payment for Company Shares deposited under the Offer is delayed by (i) an injunction or order made by a Regulatory Authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Company Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought by the Offeror, as applicable, this Agreement shall not be terminated pursuant to this Section 8.1(e) until the earlier of the 180th day after the date of mailing of the Offer and the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(f)
by either the Offeror or the Company, if any Regulatory Authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(g)	by either the Offeror or the Company at any time:

(i)	if the other party is in default of any material covenant or obligation under this Agreement; or

(ii)
if any representation or warranty of the other party to this Agreement shall have been at the date hereof untrue or incorrect in any material respect or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time, except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to, in the case of the Offeror, have a Material Adverse Effect in respect of the Company or prevent or materially delay the consummation of the transactions contemplated herein or, in the case of the Company, prevent or materially delay the consummation of the transactions contemplated herein, provided that the non-defaulting party shall be required to deliver written notice to the defaulting party specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which such non-defaulting party is asserting as the basis for the right of termination and shall be entitled to terminate this Agreement pursuant to this Section 8.1(g) only if such default or breach shall not have been cured at the earlier of the Expiry Time and the close of business on the third Business Day after the delivery of such notice;

(h)	by the Offeror, if:

(i)	the Board or the Special Committee withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Offer in any manner adverse to the Offeror;

(ii)	the Board fails to publicly affirm its approval or recommendation of this Agreement or the Offer within five calendar days of any written request to do so by the Offeror;

(iii)	the Board or the Special Committee recommends or approves an Acquisition Proposal;

(iv)	the Board or the Special Committee has resolved to do either (i) or (iii) above; or

(v)	the Company is in material default of any covenant or obligation under Article 6;

(i)
by the Company, if the Company proposes to accept, approve or recommend, or enter into a definitive agreement with respect to a Superior Proposal, provided the Company has complied with its obligations under Section 8.2, including paying to the Offeror the applicable Termination Payment in compliance with Section 8.2 and provided the Company is not in breach of any of its covenants or obligations under this Agreement;

(j)
by the Offeror or the Company, if the Offeror elects not to match a Superior Proposal in accordance with the terms of Section 6.3(b), provided the Company has paid to the Offeror the applicable Termination Payment in compliance with Section 8.2; and

(k)	by the Offeror if the Company fails to satisfy any of the conditions of the Offer set out in Schedule A to this Agreement.

8.2                      Termination Payment

(a)           The Offeror shall be entitled to a payment of $14 million (the "Termination Payment") upon the occurrence of any of the following events (each a "Termination Payment Event") which shall be paid by the Company within the time specified in respect of each such Termination Payment Event:

(i)
this Agreement is terminated by the Offeror pursuant to Section 8.1(h), in which case the Termination Payment shall be paid to the Offeror by 1:00 p.m. (Toronto time) on the first Business Day following termination;

(ii)	this Agreement is terminated by the Company pursuant to either Section 8.1(i) or 8.1(j), i n which case the Termination Payment shall be paid prior to or concurrently with such termination;

(iii)
this Agreement is terminated by the Offeror pursuant to Section 8.1(d) as a result of the Minimum Tender Condition not being satisfied or Section 8.1(e), in each case if on or after the date hereof and prior to the Expiry Time, an Acquisition Proposal has been publicly announced and not publicly withdrawn or abandoned prior to the Expiry Time, and within six months following the termination of this Agreement any definitive agreement in respect of any Acquisition Proposal is entered into, in which case the Termination Payment shall be paid on the date such definitive agreement in respect of the Acquisition Proposal is entered into. For the purposes of this Section 8.2(a)(iii), all references to 20% in the definition of "Acquisition Proposal" shall be read as 50% and a transaction contemplated by subsection (c) of such definition shall not be considered an "Acquisition Proposal" unless it is an issue of 50% or more of the issued and outstanding shares or voting securities of the Company to a person or group of persons acting jointly and in concert, other than an underwriter in connection with a distribution; and

(iv)
this Agreement is terminated by the Offeror pursuant to either Section 8.1(g)(i) or Section 8.1(k) in which case the Termination Payment shall be paid to the Offeror by 1:00 p.m. (Toronto time) on the first Business Day following termination.

(b)           If the Offer is terminated by the Offeror pursuant to Section 8.1(g)(i) or Section  8.1(g)(ii), the Company shall pay such amount (the "Offeror Reimbursement Amount") as is required to reimburse the Offeror for all reasonable costs and expenses incurred by it in connection with this Agreement and the Offer, including all reasonable fees, costs and expenses of its legal, financial, auditing, professional and other advisors and all other reasonable costs and expenses whatsoever or howsoever incurred, in connection therewith, up to a maximum of $1 million to the Offeror by the fifth Business Day following the receipt by the Company of an invoice for such fees and expenses, supported by applicable documentation.

(c)           The Termination Payment or the Expense Reimbursement Amount shall be paid by the Company to the Offeror by wire transfer in immediately available funds to an account specified by the Offeror.

(d)           If the Offer is terminated by the Company pursuant to Section 8.1(g)(i) or Section 8.1(g)(ii), the Offeror shall pay such amount (the "Company Expense Reimbursement Amount") as is required to reimburse the Company for all reasonable costs and expenses incurred by it in connection with this Agreement and the Offer, including all reasonable fees, costs and expenses of its legal, financial, auditing, professional and other advisors and all other reasonable costs and expenses whatsoever or howsoever incurred, in connection therewith, up to a maximum of $1 million to the Company on the fifth Business Day following the receipt by the Offeror of an invoice for such fees and expenses, supported by appropriate documentation.

(e)           The Company Expense Reimbursement Amount shall be paid by the Offeror to the Company by wire transfer in immediately available funds to an account specified by the Company.

8.3                      Effect of Termination

Where a Termination Payment Event occurs, the payment of the Termination Payment, or where the Offeror Expense Reimbursement Amount or the Company Expense Reimbursement Amount is payable, the payment of such amount, shall be in consideration of the disposition of the rights of the party receiving the payment under this Agreement and is the sole remedy in compensation for damages of the party receiving the payment and its Affiliates with respect to the event or events giving rise to the termination of this Agreement and the resulting Termination Payment Event or requirement to pay the Offeror Expense Reimbursement Amount or Company Expense Reimbursement Amount; provided, however, that nothing contained in this Section 8.3, and no payment of any Termination Payment, Offeror Expense Reimbursement Amount or Company Expense Reimbursement Amount, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement.  In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force and effect, except that Section 8.2, this Section 8.3 and Article 9 shall survive the termination of this Agreement.

8.4                      Remedies

Subject to Section 8.3, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its Representatives and any such breach would cause the non-breaching party irreparable harm.  Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.  Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the parties.

ARTICLE 9

GENERAL PROVISIONS

9.1                      Amendment

This Agreement may not be amended except by an instrument signed by each of the parties.

9.2                      Waiver

(a)           At any time prior to the termination of this Agreement pursuant to Section 8.1, either party may:

(i)	extend the time for the performance of any of the obligations or other acts of the other party; or

(ii)
waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b)           No waiver by either party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.  No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

9.3                      Expenses; Advisors

(a)           The parties agree that all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

(b)           The Company represents and warrants to the Offeror that, with the exception of the Financial Advisor and the Fairness Opinion Provider, for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated herein based upon arrangements made by or on behalf of the Company.

9.4                      Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not the next succeeding Business Day) unless actually received after 4:30 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to the Company:

Rainy River Resources Ltd.
1 Richmond Street West
Suite 701
Toronto, Ontario M5H 3W4
Attention:	Gerry Shields, Vice President, General Counsel and Corporate Secretary
Fax:	(604) 639-4458
with a copy to:
Bull, Housser & Tupper LLP
3000-1055 West Georgia Street
Vancouver, British Columbia V6E 3R3

Attention:	Marion Shaw
Fax:	(604) 646-2510

(b)	if to the Offeror:

New Gold Inc.
200 Bay Street, Royal Bank Plaza
Suite 3120
Toronto, Ontario M5J 2J4

Attention:	Brian Penny, Executive Vice President and Chief Financial Officer
Fax:	(416) 324-9494

with a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Attention:	Andrea FitzGerald
Fax:	(416) 640-3194

9.5                      Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party's anticipated benefits under this Agreement.

9.6                      Entire Agreement

This Agreement and the Confidentiality Agreements (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.7                      Assignment

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.  This Agreement may not be assigned by any party without the prior written consent of the other party.

9.8                      Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

9.9                      Contra Proferentum

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

9.10                      No Third Party Beneficiaries

Except as provided in Section 7.6, this Agreement is not intended to confer on any person other than the parties any rights or remedies.

9.11                      Time of Essence

Time shall be of the essence in this Agreement.

9.12                      Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

RAINY RIVER RESOURCES LTD.
by	(signed)
	Name:	Gerald Shields
	Title:	Vice President, General Counsel and Corporate Secretary

(signed)
	Name:	Nicholas Nikolakakis
	Title:	Vice President and Chief Financial Officer

NEW GOLD INC.
by	(signed)
	Name:	Brian Penny
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A
CONDITIONS OF THE OFFER

Subject to the provisions of the Agreement and applicable Laws, the Offeror shall have the right to withdraw or terminate the Offer (or extend or amend the Offer or postpone taking up and paying for any Company Shares deposited under the Offer), and shall not be required to accept for payment, take-up, purchase or pay for any Company Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror in accordance with this Agreement at or prior to the Expiry Time:

(a)
there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Company Shares that constitute at least 66-2/3% of the Company Shares outstanding at the Expiry Time on a fully-diluted basis (the "Minimum Tender Condition");

(b)	the Agreement shall not have been terminated in accordance with its terms;

(c)	the Offeror shall have determined, acting reasonably, that:

(i)
no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Regulatory Authority or by any elected or appointed public official or private person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law; and

(ii)	no Law shall have been proposed, enacted, promulgated or applied, in any case:

(A)
to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Company Shares, the right of the Offeror to own or exercise full rights of ownership of the Company Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(B)
which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, could in the Offeror's reasonable judgement constitute a Material Adverse Effect in respect of the Company; or

(C)
which would materially and adversely affect (i) the value of the Company Shares to the Offeror, or (ii) the ability of the Offeror to proceed with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and/or taking up and paying for any shares deposited under the Offer;

(d)	there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Company Shares deposited

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under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e)
all government and regulatory approvals, including the Competition Act Approval, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, certificates, rulings, decisions, statements of no objection and exemptions, that are required by Law to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror and the Company, acting reasonably;

(f)
the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of the Company or of the Company Subsidiary that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of the Company;

(g)
the Company shall have complied in all material respects with its covenants and obligations under the Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by the Company in this Agreement shall be true and correct at and as of the Expiry Time as if made at such time except for those expressly stated to speak as of an earlier time, except where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of the Company;

(h)
the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made, (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of the Company with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release and management information circular, which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of the Company;

(i)
there shall have not occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of the

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Offeror, acting reasonably, materially adversely affects and will continue to materially adversely affect the financial markets in Canada or the United States;

(j)	the Board shall have waived, suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative or ineffective as regards to the Offer;

(k)	the Company shall have made commercially reasonable efforts to cause all Options outstanding under the Option Plans to be exercised or surrendered for cancellation at the Expiry Time.

(l)
the Company and the Board, as applicable, shall have made commercially reasonable efforts to amend the warrant certificate evidencing the Warrants to provide that each Warrant that is outstanding and has not been duly exercised prior to the Expiry Time shall entitle the holder thereof to receive, in lieu of that number of Company Shares otherwise issuable upon exercise of the Warrants, that number of New Gold Shares that such holder would have been entitled to receive under the Share Option in connection with the Offer if such holder had been the registered holder of the number of Company Shares to which such holder was entitled upon exercise thereof immediately prior to the Expiry Time (adjusted in accordance with the applicable exchange ratio under the Offer);

(m)
with respect any other rights outstanding to acquire Company Shares under any other existing agreements, contracts or other arrangements, including without limitation the Mineral Property Option Agreements and the Participation Agreement, the Company shall have made commercially reasonable efforts to ensure that such agreements and rights are amended to provide for the issuance of New Gold Shares in lieu of that number of Company Shares otherwise issuable under the terms of such existing agreements and/or rights, as adjusted in accordance with the applicable exchange ratio under the Share Option in connection with the Offer; and

(n)
with respect to the outstanding Employee Share Purchase Plan, the Company shall have taken all necessary actions and steps to issue share certificates representing all outstanding Company Shares that are credited to any participant under the Employee Share Purchase Plan (and therefore beneficially owned by such participant under the terms of the Employee Share Purchase Plan) in order to facilitate the tender of such Company Shares to the Offer by such participant prior to the Expiry Time, and the Board shall have taken all necessary actions and steps (including, without limitation, passing all necessary resolutions, providing all necessary notices, making all necessary filings and obtaining all necessary consents) immediately thereafter to ensure that the Employee Share Purchase Plan is terminated and no further rights or credits are granted thereunder.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Agreement, the Offeror in its sole discretion may waive any of the foregoing conditions in whole or in part at any

4

time and from time to time without prejudice to any other rights which the Offeror may have.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B
PRORATION PRINCIPLES

The Maximum Cash Consideration and the Maximum Share Consideration will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Share Consideration.  Accordingly:

(a)
the aggregate amount of cash that the Offeror will pay as consideration for Company Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Company Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Company Shares not held by the Offeror on the date of the Offer, calculated on a fully-diluted basis (the "Maximum Take-Up Date Cash Consideration"); and

(b)
the aggregate number of New Gold Shares that the Offeror will issue as consideration for Company Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Company Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Company Shares not held by the Offeror on the date of the Offer, calculated on a fully-diluted basis (the "Maximum Take-Up Date Share Consideration").

The actual consideration to be received by a Shareholder electing (or deemed to be electing) the Cash Option (a "Cash Electing Shareholder") and a Shareholder electing the Share Option (a "Share Electing Shareholder") is subject to the following:

(a)
if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Cash Electing Shareholders in respect of their Company Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the Maximum Take-Up Date Cash Consideration will be prorated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration, and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders on such Take-Up Date, and each such Cash Electing Shareholder will receive the balance of the consideration to which they are entitled in the form of a number of New Gold Shares, calculated by dividing such balance by $7.66, rounded down to the nearest whole number (with cash paid in lieu of any fractional New Gold Share); and

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(b)
if, on any Take-Up Date, the number of New Gold Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Company Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the Maximum Take-Up Date Share Consideration will be prorated among the Share Electing Shareholders such that each Share Electing Shareholder will receive a number of New Gold Shares (the "Number of Delivered New Gold Shares") equal to the number of New Gold Shares sought by such Share Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of New Gold Shares sought by all Share Electing Shareholders in respect of their Company Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional New Gold Share) and each such Share Electing Shareholder will receive the balance of the consideration to which they are entitled in cash, calculated by subtracting (i) the product of (A) the Number of Delivered New Gold Shares multiplied by (B) $7.66, from (ii) the product of (A) $3.83 multiplied by (B) the number of Company Shares of the Share Electing Shareholder taken up by the Offeror on such Take-Up Date, and the result thereof is rounded down to the nearest $0.01.

Any cash paid in lieu of any fractional New Gold Share hereunder shall be in addition to and shall not reduce the Maximum Cash Consideration, and such cash payment shall be rounded down to the nearest $0.01.

For greater certainty: (a) if a Shareholder elects (or is deemed to elect) the Cash Option and, as a result of the prorationing described above, receives any New Gold Shares, such Shareholder will be deemed to have received a proportionate amount of cash and New Gold Shares as consideration for each whole Company Share deposited under the Offer by such Shareholder in respect of which the Shareholder elected (or is deemed to have elected) the Cash Option; and (b) if a Shareholder elects the Share Option and, as a result of the prorationing described above, receives any cash consideration, such Shareholder will be deemed to have received a proportionate amount of New Gold Shares and cash as consideration for each whole Company Share deposited under the Offer by such Shareholder in respect of which the Shareholder elected the Share Option.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

1.                      Organization and Qualification

The Offeror is validly existing as a corporation under the Laws of the Province of British Columbia and has the requisite corporate power and authority to own its assets and conduct its businesses as they are now being conducted.  The Offeror is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror.

2.                      Capitalization

The authorized capital of the Offeror consists of an unlimited number of common shares.  As at the date hereof  there are: (i) 477,047,422 New Gold Shares issued and outstanding; and (ii) an aggregate of 39,345,069 New Gold Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire New Gold Shares. All outstanding New Gold Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

3.                      Authority Relative to this Agreement

The Offeror has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement, the Offer or the performance by the Offeror of its obligations hereunder other than with respect to the approval of the Offer Circular and other matters relating thereto pursuant to applicable securities Law.  This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

The authorization of this Agreement, the execution and delivery by the Offeror of this Agreement and the performance by it of its obligations under this Agreement and the Offer will not result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, in respect of or require any consent to be obtained under or give rise to any restriction or limitati-on under, or third party right of termination, amendment, first refusal, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(i)	the articles or by-laws of the Offeror;

2

(ii)	any applicable Law to which the Offeror is subject or by which the Offeror is bound; or

(iii)	any agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit to which the Offeror is a party or by which it is bound,

which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror or materially impede the completion of the transactions contemplated by this Agreement;

Assuming the veracity of paragraph 28 of Schedule D, other than in connection with the rules of the TSX and NYSE or as contemplated by Section 5.2(b), 5.2(c) no authorization, consent or approval of, or filing with, any Regulatory Authority is necessary under applicable Law for the consummation by the Offeror of its obligations under this Agreement.

4.                      Ownership of Company Shares

As at the date hereof, the Offeror owns, directly or indirectly, no Company Shares.

5.                      Filings

Documents or information filed by the Offeror under applicable Law since and including December 31, 2012, including the Offeror's (a) annual information form dated March 27, 2013; (b) audited consolidated financial statements as at and for the year ended December 31, 2012, (c) unaudited condensed consolidated financial statements as at and for the three months ended March 31, 2013, (d) management information circular dated March 22, 2013 in respect of the Offeror's annual general meeting of shareholders held May 1, 2013, (e) 40-F filed with the SEC in connection with the year ended December 31, 2012; and (f) any material change reports that have been filed by the Offeror between December 31, 2012 and the date hereof are, and any such documents or information filed by the Offeror after the date hereof and before the Offer is completed (collectively, the "New Gold Public Documents") will be, as of their respective dates, in compliance in all material respects with applicable Law and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of their respective dates.  The Offeror has not filed any confidential material change reports that remain confidential.  The Offeror has filed all technical reports as required under National Instrument 43-101 and, as a result of disclosure that the Offeror has made as of the date hereof, is not and will not be required to file any further technical reports under such instrument.

6.                      Financial Statements

The audited consolidated balance sheets and related consolidated statements of income, comprehensive income, changes in equity and cash flows of the Offeror as at and for the financial year ended December 31, 2012 and the unaudited condensed consolidated balance sheet and consolidated statements of income, comprehensive income, changes in equity and cash flows of the Offeror as at and for the periods ended March 31, 2013 and 2012 contained in the New

  3

Gold Public Documents were prepared in accordance with IFRS consistently applied and fairly present the consolidated financial condition of the Offeror (on a consolidated basis) at the respective dates indicated and the results of operation of the Offeror (on a consolidated basis) for the periods covered thereby.

Such statements present fairly, in all material respects, the consolidated financial condition and results of operations of the Offeror as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto).  Such statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Offeror on a consolidated basis.  Since December 31, 2012, the Offeror has not effected any change in its accounting methods, principles or practices, except as otherwise set out in the Offeror's financial statements, including the notes thereto.

The Offeror’s accountants are set forth in the New Gold Public Documents and, to the knowledge of the Offeror, such accountants are (i) an independent registered public accounting firm within the meaning of the U.S. Securities Act and the Public Company Accounting Oversight Board (United States), and (ii) not in violation of the auditor independence requirements of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to the Offeror.

The Offeror maintains systems of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Since the date of the audited consolidated balance sheets and related consolidated statements of income, comprehensive income, changes in equity and cash flows of the Offeror as at and for the financial year ended December 31, 2012, there has been no change in the Offeror’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Offeror’s internal control over financial reporting.  Since the end of the Offeror’s most recent audited fiscal year, there has been (A) no material weakness in the Offeror’s internal control over financial reporting (whether or not remediated) and (B) no change in the Offeror’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Offeror’s internal control over financial reporting.

7.                      Litigation

There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Offeror, threatened against or relating to the Offeror or affecting any of its properties or assets before or by any court or governmental or regulatory authority or body which involve the possibility of any judgment or liability which could reasonably be expected to have a Material Adverse Effect in respect of the Offeror or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is the Offeror aware of any basis for any such claim, action, proceeding or investigation.  The Offeror is not subject to any outstanding

4

order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect in respect of the Offeror or prevent or materially delay consummation of the transactions contemplated by this Agreement.

8.                      No Insolvency

The Offeror is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against the Offeror in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Offeror or the appointment of a trustee, receiver, manager or other administrator of the Offeror or any of its properties or assets nor, to the knowledge of the Offeror, is any threatened.  The Offeror has not sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or similar legislation in other Canadian and foreign jurisdictions. Neither the Offeror nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Offeror to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would or could materially impede the completion of the Offer or other transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect in respect of the Offeror.

9.                      Compliance with Law

The Offeror has complied with and is in compliance with all applicable Laws other than any non-compliance which would, individually or in the aggregate, not have a Material Adverse Effect in respect of the Offeror.

10.                      Shareholder Approval

No vote or approval of the holders of New Gold Shares or the holder of any other securities of the Offeror is necessary to approve this Agreement, the Offer or the other transactions contemplated herein.

11.           Reporting Issuer Status

The Offeror (i) is a reporting issuer not in default or the equivalent thereof under the securities Law of each of the provinces and territories of Canada and the New Gold Shares are registered under Section 12 of the Exchange Act, (ii) is not subject to any cease trade order or stop order under applicable securities Law and (iii) is current with all material filings required to be made under applicable securities Law.  The outstanding New Gold Shares are listed on the TSX and NYSE MKT. The Offeror has not received any notice from the TSX or the NYSE MKT notifying the Offeror that it is not in compliance with the listing or maintenance requirements of such stock exchanges.  Neither the TSX nor the NYSE MKT has notified the Offeror that it has commenced any delisting proceedings against the Offeror.

12.                      Issuance of New Gold Shares under the Offer

The New Gold Shares to be issued and delivered by the Offeror to tendering Shareholders pursuant to the Offer, when issued and delivered as part of the consideration paid

5

for any securities acquired by the Offeror pursuant to the Offer, will be duly and validly issued and fully paid and non-assessable shares of the Offeror.

13.                      United States Securities Law Matters

The Offeror: (i) is a "foreign private issuer" as defined in Rule 405 under U.S. Securities Act and (ii) is not registered or required to register as an “investment company” under the United States Investment Company Act of 1940, as amended; and (iii) assuming the Company is a British Columbia corporation and assuming the veracity of paragraphs 29(a) and 29(c) of Schedule D, is eligible to register the New Gold Shares to be issued pursuant to the Offer on Form F-10 under the U.S. Securities Act.

14.                      Lock-Up Agreements

The Offeror has entered into a Lock-Up Agreement with each of the Locked-Up Board and Management Shareholders and the Locked-Up Significant Shareholders and, except as disclosed to the Company, has not entered into any other agreements with such holders or other Shareholders in respect of the Offer.

15.                      Investment Canada

The Offeror is a Canadian within the meaning of the Investment Canada Act (Canada).

16.                      Financing Arrangements

The Offeror has sufficient funds to effect payment in full of the Maximum Cash Consideration required in respect of the purchase of all of the Company Shares subject to the Offer.

17.                      Disclosure

All information provided to the Company and its Representatives by the Offeror and its Representatives in relation to its and their due diligence requests was accurate in all material respects as at the date it was delivered to the Company or its Representatives, and no material facts were omitted from such information which would make such information materially misleading, except to the extent, in each such case, subsequent information has been provided to the Company prior to the date of this Agreement, which has corrected any inaccuracy contained in the original information.

18.                      Mineral Resources and Reserves

The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves disclosed in the New Gold Public Documents have been prepared and disclosed in accordance in all material respects with accepted engineering practices and applicable Law, including without limitation, NI 43-101.  There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of the

6

Offeror and its subsidiaries, taken as a whole, from the amounts disclosed in the New Gold Public Disclosure Documents, except as a result of production in the normal course.

19.                      Environmental

All operations of the Offeror and its subsidiaries are in material compliance with all applicable Law relating to the protection of the environment, employee occupational health or safety, closure or other reclamation obligations or the use, storage, handling, release, disposal, remediation or transportation of pollutants, contaminants, waste or hazardous or toxic materials (collectively, "Environmental Laws"), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror.  Neither the Offeror nor any of its subsidiaries is aware of, or is subject to:

(a)
any material proceeding, application, order or directive which relates to environmental, health or safety or closure or other reclamation matters, and which may require any material work, repairs, construction, reclamation, remediation or expenditures; or

(b)
any written regulatory demand or notice, with respect to a material breach of any Environmental Laws applicable to the Offeror or any of its subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of any pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws,

(c)	which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.                      Organization and Qualification

The Company is validly existing as a corporation under the Law of the Province of British Columbia and has the requisite corporate power and authority to own its assets and conduct its business as now owned and conducted.  The Company is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.  Copies of the Articles of the Company dated June 15, 2005 and the Notice of Articles of the Company dated June 29, 2010 (collectively, the "Company Governing Documents") heretofore delivered to the Offeror are accurate and complete as of the date hereof and have not been amended or superseded, and the Company has not taken any action to amend or supersede such documents.

2.                      Subsidiaries and Joint Ventures

Except for the Company Subsidiary, the Company does not have any interest in any person, company, partnership, joint venture or other business organization.  The Company Subsidiary is duly organized and validly existing under the Law of its jurisdiction of incorporation, has the corporate power and authority to own its assets and conduct its business as currently owned and conducted by it and is qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.  The Company's ownership interest in the Company Subsidiary is set out in the Disclosure Letter, including the authorized, issued and outstanding capital and the ownership of all securities of the Company Subsidiary. All of the outstanding shares of the Company Subsidiary are validly issued, fully-paid and non-assessable and all such shares or interests, as the case may be, are owned free and clear of all liens, claims or Encumbrances.  The Company has no interest in any entity that may be characterized as a joint venture.

3.                      Compliance with Laws and Licences

Each of the Company and the Company Subsidiary has complied with and is in compliance with all Laws applicable to the operation of their respective businesses and, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company, each of them has all licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that is required in connection with the ownership of their respective assets or the conduct of their respective operations and each of the Company and the Company Subsidiary has fully complied with and is in compliance with all such licences, permits, orders, approvals and registrations, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.  Neither of the Company nor the Company Subsidiary has received any notice, whether written or oral, of revocation or non-renewal of any such licences, permits, orders, approvals or registrations, or of any intention of any government or regulatory authority to revoke or refuse to renew any of such licences, permits, orders, approvals or registrations, and to the best of the knowledge of the Company and the Company Subsidiary, all such licences, permits, orders, approvals and registrations shall continue to be effective and any required renewals thereof shall be available in order for the Company and the Company Subsidiary to continue to conduct their respective businesses as they are currently being conducted and in accordance with the existing plans of the Company and the Company Subsidiary, except that neither of the Company nor the Company Subsidiary has applied for any mining licence under applicable Law.  Neither of the Company nor the Company Subsidiary is in conflict with, or in default (including cross defaults) under or in violation of, (a) its articles or by-laws or equivalent organizational documents, or (b) any agreement or understanding to which it or by which any of its properties is bound or affected, except for any conflict, default or breach, which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

4.                      Capitalization

The authorized equity capital of the Company consists of an unlimited number of Company Shares.  As at the date hereof, 100,395,804 Company Shares (and no other shares) are issued and outstanding and all such shares are fully-paid and non-assessable shares.  In addition, as of the date hereof, there are outstanding 9,835,968 Options and 100,000 Warrants providing for the issuance of an aggregate of 9,935,968 Company Shares upon the exercise thereof, the details of which are set out in the Disclosure Letter (all of which Options were issued under the Option Plans).  Except as described in the immediately preceding sentence and in the Disclosure Letter, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Company or the Company Subsidiary to issue or sell any shares of any capital stock of the Company or the Company Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of the Company or the Company Subsidiary or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or the Company Subsidiary.  The holders of outstanding Company Shares are not entitled to pre-emptive or other similar rights.

5.                      Authority Relative to this Agreement

The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the performance by the Company of its obligations hereunder, other than the approval of the Directors' Circular by the Board.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable by the Offeror against the Company in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.  The execution and delivery by the Company of this Agreement and performance by it of its obligations hereunder and the completion of the Offer and the consummation of the transactions contemplated hereby will not:

(a)	violate, conflict with or result in a breach of any provision of:

(i)	the Company Governing Documents or the constating documents or by-laws of the Company Subsidiary;

(ii)	any agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit to which the Company or the Company Subsidiary is bound; or

(iii)
any applicable Law to which the Company or the Company Subsidiary is subject or by which the Company or the Company Subsidiary is bound, except for any violation, conflict or breach which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company;

(b)
give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, under any indenture, deed of trust, mortgage, bond, instrument, licence, permit or material agreement to which the Company or the Company Subsidiary is bound; or

(c)
other than as set out in the Disclosure Letter, give rise to any rights of first refusal or change in control payment or similar obligation or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit, or result in the imposition of any encumbrance, charge or lien upon any of the Company's assets or the assets of the Company Subsidiary.

Other than in connection with the rules of the TSX, no authorization, consent or approval of, or filing with, any Regulatory Authority is necessary under applicable Law for the consummation by the Company of its obligations under this Agreement.

6.                      Material Agreements

Except as referred to in the Disclosure Letter or Company Public Documents, there are no agreements material to the conduct of the business of the Company or the Company Subsidiary and the Company has made available to the Offeror for inspection true and complete copies of all such agreements.  All such agreements are in full force and effect, and each of the Company and the Company Subsidiary that is party thereto is entitled to all rights and benefits thereunder in accordance with the terms thereof.  The Company and the Company Subsidiary have complied with all terms of such agreements, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of the Company or the Company Subsidiary.  No approval or consent of any person is needed in order that such agreements continue in full force and effect following consummation of the transactions contemplated hereby.

7.                      Shareholder and Similar Agreements

Other than the Shareholder Rights Plan, neither the Company nor the Company Subsidiary is party to any (a) shareholder, pooling, voting trust or other agreements relating to the issued and outstanding shares of the Company or the Company Subsidiary and neither the Company nor the Company Subsidiary are aware of any such shareholder, pooling, voting trust or other agreements, or (b) written agreements or understanding with any director or officer of the Company or the Company Subsidiary or, to the knowledge of the Company or the Company Subsidiary, oral agreements or understandings with such individuals.

8.                      Filings

(a)           The Company is a reporting issuer in all provinces of Canada other than Quebec (and in no other jurisdiction in Canada).  The Company is not subject to reporting requirements under the Exchange Act or of any jurisdiction outside Canada and the United States.  The Company is not in default in the performance any of any of its obligations under legislation of such provinces and is in compliance with the applicable rules and regulations of the TSX.  The Company has not filed any confidential material change reports that remain confidential.  The Company has filed all technical reports as required under National Instrument 43-101 and, as a result of disclosure that the Company has made as of the date hereof, is not and will not be required to file any further technical reports under such instrument.

(b)           Documents or information filed by the Company under applicable Law, including the Company's (i) annual information form dated March 20, 2013 for the year ended December 31, 2012; (ii) management information circular dated April 19, 2013 in respect of the annual and special meeting of shareholders to be held May 28, 2013; (iii) audited consolidated financial statements for the year ended December 31, 2012 and the related management discussion and analysis (iv) interim unaudited condensed consolidated financial statements for the three months ended March 31, 2013 and the related management discussion and analysis; (v) the Technical Report and (vi) any material change reports that have been filed by the Company between December 31, 2012 and the date hereof are, and (vii) any such documents or information filed by the Company after the date hereof and before the Effective Time will be (collectively items (i) through (vii) above, the "Company Public Documents"), as of their respective dates, in compliance with applicable Law and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the respective dates.

9.                      Books and Records

The books, records and accounts of the Company and the Company Subsidiary: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiary; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of the Company.  The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with IFRS and (B) to maintain accountability for assets and liabilities.

10.                      Financial Statements

The audited consolidated balance sheets and related consolidated statements of loss, comprehensive loss, changes in shareholders' equity and cash flows of the Company as at and for the financial year ended December 31, 2012 and the unaudited condensed consolidated balance sheet and related consolidated statements of loss, comprehensive loss, changes in shareholders' equity and cash flows of the Company as at and for the three months ended March 31, 2013 and 2012 contained in the Company Public Documents were prepared in accordance with IFRS consistently applied and fairly present the consolidated financial condition of the Company at the respective dates indicated and the results of operation of the Company (on a consolidated basis) for the periods covered thereby.  Such statements present fairly the consolidated financial condition and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto).  Such financial statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company and the Company Subsidiary on a consolidated basis.  Since December 31, 2012, the Company has not effected any change in its accounting methods, principles or practices, except as otherwise set out in the Company's financial statements, including the notes thereto.

11.                      Undisclosed Liabilities

Except for severance obligations contingent upon a change of control of the Company or any retention payment obligations as described in the Disclosure Letter, none of the Company or the Company Subsidiary has any liabilities or obligations of any nature required to be set forth in a consolidated balance sheet or in the notes to the consolidated financial statements of the Company and the Company Subsidiary under IFRS whether or not accrued, absolute, contingent, determined, determinable or otherwise, that are not so set forth and, except as described in the Disclosure Letter, there is no existing condition, situation or set of circumstances that could be expected to result in such a liability or obligation, except liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

12.                      Interest in Properties

(a)           Except as set out in the Disclosure Letter, each of the Company and the Company Subsidiary owns, possesses or has obtained, and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Regulatory Authority necessary to conduct its businesses relating to its properties as currently contemplated by it.  Each of the Company and the Company Subsidiary has valid and sufficient right, title and interest, free and clear of any title defect or Encumbrance: (i) to its permits, concessions, claims, leases, licences, permits or other rights to explore for minerals on its properties (other than property to which it is lessee, in which case it has a valid leasehold interest), all of which have been accurately and completely set out in the Disclosure Letter, subject to such permits and licences being renewed and updated on an ongoing basis in accordance with their terms and, in each case, as are necessary to perform the operation of their respective businesses as presently owned and conducted; (ii) to its real property interests, free and clear of any title defect or Encumbrance, including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or the Company Subsidiary, as the case may be), leases, rights of way, occupancy rights, surface rights, easements or other real property interests, all of which have been identified in the Disclosure Letter, and, in each case, as are necessary to perform the operation of their respective businesses as presently owned and conducted; or (iii) to, or is entitled to the benefits of, all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheet forming part of the Company Public Documents (collectively, the "Company Properties"), except as indicated in the notes thereto or the Disclosure Letter, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and such properties and assets are not subject to any Encumbrance or defect in title of any kind except as is reflected in the balance sheets forming part of such financial statements and in the notes thereto, except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, does not constitute a Material Adverse Effect in respect of the Company.

(b)           Except as set out in the Disclosure Letter, (i) the Company or the Company Subsidiary has the exclusive right to deal with the Company Properties; (ii) no person other than the Company or the Company Subsidiary has any interest in the Company Properties or any right to acquire any such interest; (iii) there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would affect the Company's or the Company Subsidiary's interests in the Company Properties; (iv) neither the Company nor the Company Subsidiary has received any notice, whether written or oral, from any Regulatory Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke its interest in the Company Properties; and (v) the Company Properties are in good standing under applicable Law and all work required to be performed has been performed and all taxes, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(c)           There are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of the Company, that are pending or threatened, affecting or which could affect the title to or right to explore or develop the Company Properties, including the title to or ownership by the Company or the Company Subsidiary of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Company Properties.

(d)           None of the directors or officers of the Company or the Company Subsidiary holds any interest in, nor has taken any action to obtain, directly or indirectly, any permit, concession, claim, lease, licence or other rights to explore for, exploit, develop, mine or produce minerals and any other properties located within 20 kilometres of any of the Company Properties.

13.                      Absence of Certain Changes or Events

Except as set out in the Company Public Documents, since December 31, 2012: (a) the Company and the Company Subsidiary have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect in respect of the Company, has been incurred; (c) there has not been any acquisition or sale by the Company or the Company Subsidiary of any interest in any property or assets; (d) the Company has not declared or paid any dividends or made any other distributions on any of the Company Shares; (e) the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Shares; or (f) there has not been any event which has had or is reasonably likely to have a Material Adverse Effect in respect of the Company.

14.                      No Defaults

Neither the Company nor the Company Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default, any contract or agreement to which it is a party which would, if terminated due to such default, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

15.                      Severance, Retention and Employment Agreements

(a)           Except as set out in the Disclosure Letter, none of the Company or the Company Subsidiary has entered into any written or oral agreement or understanding providing for severance, termination, retention or other payments to any director, officer, employee or consultant in connection with the termination of his or her position or his or her employment following a change in control of the Company or on a change in control of the Company.  The details of all such payment requirements, including the amounts and a description of the circumstances in which they must be paid, have been previously provided to the Offeror.

(b)           Neither the Company nor the Company Subsidiary is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current pending or threatened strikes or lock-outs at the Company or the Company Subsidiary.

(c)           Neither the Company nor the Company Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation, actual or, to the knowledge of the Company, threatened, relating to employment or termination of employment of employees, consultants or independent contractors.

(d)           Each of the Company and the Company Subsidiary has operated in accordance with all applicable Law with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any board or tribunal with respect to any of the areas listed herein.

(e)           The Disclosure Letter sets out a complete and accurate list of the names of all individuals who are full-time or part-time employees or individuals engaged on contract to provide employment services or sales or other agents or representatives of the Company or the Company Subsidiary ("Employees"). Such list includes all Employees as at the date hereof including any on lay-off or leave of absence, who have been absent continually from work for a period in excess of one month.

(f)           All individuals providing services to the Company as independent contractor or consultant, whether or not through personal services corporations, have been properly characterized as independent contractors such that there are no employment-related liabilities, including without limitation liability with respect to income tax withholding, Employment Insurance and Canada Pension Plan remittances and premiums, associated with their provision of services.

(g)           Except as set out in the Disclosure Letter, neither the Company nor the Company Subsidiary has made any commitment to provide, or any representation in respect of, any general increase in the compensation of any Employees (including any increase pursuant to a Benefit Plan) or any increase in any such compensation or bonus payable to any Employee, or to make any loan to, or to engage in any transaction with, any Employee, except in the usual, ordinary and regular course of business and consistent with past practice.

(h)           All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canadian Pension Plan premiums, accrued wages, salaries and commissions, severance pay and employee benefit plan payments have been reflected in the books and records of the Company. Neither the Company nor the Company Subsidiary has any liabilities or any obligations whatsoever in respect of any retired or former Employee.

16.                      Pension and Employee Benefits

(a)           Each of the Company and the Company Subsidiary has complied with all the terms of, and all applicable Law in respect of, employee compensation and benefit obligations of the Company or the Company Subsidiary, as the case may be.  Other than the Option Plans, the Employee Share Purchase Plan and the Company’s group benefits plan dated January 21, 2011, either the Company nor the Company Subsidiary has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company or the Company Subsidiary.  The Company is in compliance with the terms of each of the Option Plans, the Employee Share Purchase Plan, the Company’s group benefits plan and all applicable Law related thereto.

(b)           Neither the Company nor the Company Subsidiary has any stock option plan or similar arrangement other than the Option Plans and the Employee Share Purchase Plan.  The Disclosure Letter sets forth a complete, up-to-date and accurate list of all Optionholders under each of the Option Plans, together with the number of Options granted, the exercise price, vesting provisions and the expiry date thereof. There will not be, as of the Expiry Time, any outstanding obligations owing to any Employee in any respect under the Employee Share Purchase Plan.

17.                      Litigation, Etc.

Except as disclosed in the Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or relating to the Company or the Company Subsidiary or affecting any of their properties or assets before or by any court or governmental or regulatory authority or body which, if adversely determined, is likely to have a Material Adverse Effect in respect of the Company or prevent or delay consummation of the transactions contemplated by this Agreement, nor is the Company aware of any basis for any such claim, action, proceeding or investigation.  Neither the Company nor the Company Subsidiary is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect in respect of the Company or prevent or delay consummation of the transactions contemplated by this Agreement.

18.                      Environmental

All operations of the Company and the Company Subsidiary have been, and are now, in compliance with all applicable Law relating to the protection of the environment, employee occupational health or safety, closure or other reclamation obligations or the use, storage, handling, release, disposal, remediation or transportation of pollutants, contaminants, waste or hazardous or toxic materials (collectively, "Environmental Laws"), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.  Neither the Company, nor the Company Subsidiary is aware of, or is subject to:

(a)
any proceeding, application, order or directive which relates to environmental, health or safety or closure or other reclamation matters, and which may require any work, repairs, construction, reclamation, remediation or expenditures; or

(b)
any written demand or notice, with respect to the breach of any Environmental Laws applicable to the Company or the Company Subsidiary, including any regulations respecting the use, storage, treatment, transportation, or disposition of any pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws,

(c)	which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

19.                      Taxes

(a)           The Company and the Company Subsidiary have timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns are correct and complete) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable (including all instalments on account of Taxes for the current year, that are due and payable by the Company or the Company Subsidiary whether or not assessed (or reassessed) by the appropriate governmental entity), and the Company has provided adequate accruals in accordance with IFRS in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns. Since the publication date of such financial statements, no Tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business.

(b)           There are no proceedings, investigations, audits or Claims now pending or threatened against the Company or the Company Subsidiary in respect of any Taxes and there are no matters under discussion, audit or appeal with any governmental entity relating to Taxes.

(c)           There are no proposed (but unassessed) additional Taxes and none has been asserted in writing by the Canada Revenue Agency or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above. No Tax liens have been filed in respect of any of the assets or properties of the Company or the Company Subsidiary.

(d)           Neither the Company nor the Company Subsidiary is or has been a member of any consolidated group for Tax purposes.  Neither the Company nor the Company Subsidiary is a party to or bound by any tax allocation or sharing agreement, tax indemnity obligation with respect to Taxes, other than any agreement or arrangement solely between the Company and the Company Subsidiary.

(e)           Neither the Company nor the Company Subsidiary has requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i)	to file any Tax Return (which has not since been filed) in respect of any Taxes for which either of the Company or the Company Subsidiary is or may be liable;

(ii)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which either of the Company or the Company Subsidiary is or may be liable;

(iii)	either of the Company or the Company Subsidiary is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(iv)	any governmental authority may assess or collect Taxes for which any of the Company or the Company Subsidiary is liable.

(f)           Neither the Company nor the Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Expiry Time as a result of any:

(i)	change in method of accounting for a taxable period ending on or prior to the Expiry Time;

(ii)	"closing agreement" as described in Code section 7121 executed on or prior to the Expiry Time;

(iii)	intercompany transactions or excess loss account described in Treasury Regulations under Code section 1502;

(iv)	instalment sale or open transaction disposition made on or prior to the Expiry Time; or

(v)	prepaid amount received on or prior to the Expiry Time.

(g)           Each of the Company and the Company Subsidiary has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate governmental authority all income taxes, employment insurance premiums, pension plan contributions, employer health tax remittances, sales taxes, use taxes, goods and services taxes, non-resident withholding taxes and other Taxes and amounts it is required by applicable Law to so deduct, or collect or withhold and remit.

(h)           Neither the Company nor the Company Subsidiary has acquired property or services from, or disposed of property or provided services to, any person with whom it does not deal at arm's length for an amount that varies from the fair market value of such property or services.

(i)           For all transactions between the Company or the Company Subsidiary and any person who is not resident in Canada for purposes of the Tax Act with whom the Company or the Company Subsidiary, as the case may be, was not dealing at arm's length for purposes of the Tax Act, the Company or the Company Subsidiary, as the case may be, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(j)           No circumstances exist or could reasonably be expected to arise as a result of matters existing before the Expiry Time that may result in the Company or the Company Subsidiary being subject to the application of section 159 or 160 of the Tax Act or comparable provisions of any other legislation or otherwise cause the Company or the Company Subsidiary to be liable for Taxes of any other person.

(k)           The balance in the "low rate income pool" (as defined in subsection 89(1) of the Tax Act) of the Company for the purposes of the Tax Act is, and will be as of the Expiry Time, nil.

(l)           None of sections 78 or 80 to 80.04 of the Tax Act have applied to the Company or the Company Subsidiary, and there are no circumstances existing which could reasonably be expected to result in the application of sections 78 or 80 to 80.04 of the Tax Act to the Company or the Company Subsidiary.

(m)           No claim has ever been made by any governmental authority in a jurisdiction where the Company or the Company Subsidiary do not file Tax Returns that the Company or the Company Subsidiary is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction.

(n)           Any corporate reorganizations of the Company or the Company Subsidiary have been completed in accordance with applicable Tax requirements, including the filing of all necessary documents, and no Tax liabilities are pending in relation to any such corporate reorganizations.

(o)           The Company has satisfied all of its obligations in respect of its issuance of any "flow-through shares" (as defined in subsection 66(15) of the Tax Act) and has no outstanding liabilities, contingent, or otherwise, in respect of any such share issuances.

(p)           There are no rulings or closing agreements relating to the Company or the Company Subsidiary which could affect the Company's or the Company Subsidiary's liability for Taxes for any taxable period after the Expiry Time.  Neither the Company nor the Company Subsidiary has requested a private letter ruling from the United States Internal Revenue Service or comparable rulings from other taxing authorities.

(q)           Neither the Company nor the Company Subsidiary has any contractual liability for Taxes of any person other than the Company and the Company Subsidiary under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign Law), as a successor or transferee or otherwise.

(r)           Neither the Company nor the Company Subsidiary has participated in a "listed transaction" within the meaning of Treasury Regulations section 1.6011-4(b)(2) or in any other "reportable transaction" within the meaning of U.S. Treasury Regulation section 1.6011-4(b)(1) that has not been properly reported on IRS Form 8886.

(s)           During the last three years, neither the Company nor the Company Subsidiary has been a party to any transaction (other than a transaction described in section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which section 355 of the Code (or any similar provision of state, local, or foreign Law) applied.

(t)           There are no Tax credits, grants or similar amounts that are or will be subject to "clawback" or recapture as a result of the transactions contemplated by this Agreement or an act (or failure to act) by the Company or the Company Subsidiary to satisfy any requirement on which the credit, grant or similar amount is or was conditioned.

(u)           None of the assets of the Company or the Company Subsidiary is "tax-exempt use property" within the meaning of section 168(h) of the Code and none of the property of the Company or the Company Subsidiary is properly treated as owned by persons other than the Company or the Company Subsidiary for Tax purposes.

(v)           The Company and the Company Subsidiary is not, and all times during the five-year period ending at the Expiry Time was not, a "United States real property holding corporation," as such term is defined in section 897(c) of the Code.

(w)           As a direct result of the transactions contemplated by this Agreement, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be (or under section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a "parachute payment" to a "disqualified individual" as those terms are defined in such provisions of the Code and regulations, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

(x)           Neither the Company nor the Company Subsidiary has made or is obligated to make any payment that would not be deductible pursuant to section 162(m) of the Code.

(y)           Each arrangement or plan relating to any employee or service provider of the Company or the Company Subsidiary that is subject to section 409A of the Code has been operated in good faith compliance with section 409A of the Code.

(z)           Neither the Company nor the Company Subsidiary has taken a reporting position on a Tax Return, which reporting position (i) if not sustained would give rise to a penalty for substantial understatement of U.S. federal income tax under section 6662 of the Code (or any similar provision of state, provincial, local or foreign tax law), and (ii) has not adequately been disclosed on such Tax Return in accordance with section 6662(d)(2)(B) of the Code (or any similar provision of state, provincial, local or foreign tax law).

(aa)           Neither the Company nor any Non-U.S. Company Subsidiary has ever engaged in a "trade or business" in the United States as that term is defined in section 864 of the Code through a permanent establishment in the United States, and neither has conducted any activity in a state or local taxing jurisdiction in the United States that would result in the imposition of any state or local Tax on the Company or such Non-U.S. Company Subsidiary.

20.                      No Insolvency

No act or proceeding has been taken by or against the Company or the Company Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or the Company Subsidiary, or the appointment of a trustee, receiver, manager or other administrator of the Company or the Company Subsidiary or any of their respective properties or assets nor, to the knowledge of the Company, is any threatened.  Neither the Company nor the Company Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or similar legislation in other Canadian and foreign jurisdictions. Neither the Company nor the Company Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or the Company Subsidiary to conduct its business as it has been carried on prior to the date hereof, or that would or could impede the completion of the Offer or other transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect in respect of the Company.

21.                      Fairness Opinions

The Company has received an oral opinion from each of the Fairness Opinion Provider and the Financial Advisor that the Offer is fair from a financial point of view to the Shareholders and the Fairness Opinion Provider shall provide its written Fairness Opinion for inclusion in the Directors' Circular.

22.                      Intellectual Property

Neither the Company nor the Company Subsidiary owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

23.                      Insurance

Policies of insurance in force as of the date hereof naming the Company or the Company Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Company and the Company Subsidiary for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company, acting reasonably, prudent to seek such insurance rather than provide for self-insurance.  All such policies of insurance shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Offer.

24.                      Guarantees

Neither the Company nor the Company Subsidiary has given or agreed to give, nor is it a party to or bound by, any guarantee of indebtedness, indemnity or suretyship of other obligations of any person (collectively, "Guarantees"), nor is either of them contingently responsible for any such indemnity or suretyship or obligations other than any Guarantees which, if enforced in accordance with their terms, would not individually or in the aggregate, have a Material Adverse Effect in respect of the Company, and performance or completion bonds delivered in the usual, ordinary and regular course which, individually or in the aggregate, do not exceed $50,000.  No Claims have been made, and, to the knowledge of the Company or the Company Subsidiary, are threatened, under or in respect of any Guarantee of, or delivered by, the Company or the Company Subsidiary, except for such Claims which, individually or in the aggregate, do not exceed $50,000.

25.                      Business

The business of the Company and the Company Subsidiary consists solely of mineral exploration and development and all activities related thereto and neither the Company nor the Company Subsidiary is engaged in any other business.  There is no agreement, judgment, injunction, order or decree binding upon the Company or the Company Subsidiary that has, or could reasonably be expected to have, the effect of prohibiting, restricting or impairing any business practice of the Company or the Company Subsidiary, as the case may be, any acquisition of property by the Company or the Company Subsidiary, as the case may be, or the conduct of business by the Company or the Company Subsidiary, as the case may be, as currently conducted.

26.                      Full Disclosure

All information provided to the Offeror and its Representatives in relation to its and their due diligence requests was accurate in all material respects as at its respective date as stated therein or, if any such information is undated, the date it was delivered to the Offeror or its Representatives, and no material facts have been omitted from such information which would make such information misleading, except to the extent, in each such case, subsequent information has been provided to the Offeror prior to the date of this Agreement, which has corrected any inaccuracy contained in the original information.

27.                      Change of Control

Except as set out in the Disclosure Letter, neither the Company nor the Company Subsidiary is a party to any contract, agreement or understanding or any series of contracts, agreements or understandings which could reasonably be expected to have an adverse financial impact on the Company and the Company Subsidiary taken as a whole and which contain a "change of control" or similar provision.

28.                      Assets and Sales

The principal offices of the Company are not located in the United States. The Company, including all entities "controlled" by the Company for purposes of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not hold assets located in the United States with a fair market value in excess of U.S.$70.9 million in the aggregate and, during the 12 month period ended December 31, 2012, did not make sales in or into the United States in excess of U.S.$70.9 million in the aggregate.

29.                      United States Securities Laws

(a)           The Company is a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

(b)           No securities of the Company are registered or required to be registered under Section 12 of the Exchange Act, and the Company is not required to file reports under Section 13 or Section 15(d) of the Exchange Act;

(c)           The Company is not registered, and is not required to be registered, as an "investment company" under the United States Investment Company Act of 1940, as amended.

30.                      Mineral Resources and Mineral Reserves

The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves disclosed in the Company Public Documents have been prepared and disclosed in accordance with accepted engineering practices and applicable Law, including, without limitation, NI 43-101.  There has been no reduction in the aggregate amount of estimated mineral resources, mineral reserves or mineralized material of the Company or the Company Subsidiary, taken as a whole, from the amounts disclosed in the Company Public Documents.

31.                      Related Party Transactions

Neither the Company nor the Company Subsidiary is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or the Company Subsidiary or any of their respective Affiliates or Associates (except for amounts due as normal fees and bonuses and in reimbursement of ordinary expenses).  As of the date hereof, no director, officer, employee or agent of the Company or the Company Subsidiary or any of their respective Affiliates or Associates is a party to any loan, contract, arrangement or understanding or other transactions with the Company or the Company Subsidiary required to be disclosed pursuant to applicable securities Law.  Except as described in the Disclosure Letter, there are no contracts or other transactions between the Company or the Company Subsidiary, on the one hand, and any (i) officer or director of the Company or the Company Subsidiary, (ii) any holder of record or beneficial owner of 2% or more of any class of the voting or non-voting equity securities of the Company, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner, on the other hand.